Filed pursuant to Rule 424(b)(3)

Registration No. 333-259790

Prospectus Supplement No. 3

(To Prospectus dated March 25, 2022)

Offerpad Solutions Inc.

__________________________________

This prospectus supplement updates, amends and supplements the prospectus dated March 25, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-259790). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Class A Common Stock and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “OPAD” and “OPAD WS,” respectively. On August 2, 2022, the closing price of our Class A Common Stock was $2.20 and the closing price for our Warrants was $0.265.

__________________________________

Our business and investment in our Class A Common Stock and Warrants involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

__________________________________

The date of this prospectus supplement is August 3, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number: 001-39641

Offerpad Solutions Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	85-2800538
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2150 E. Germann Road, Suite 1, Chandler, Arizona	85286
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (844) 388-4539

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	OPAD	The New York Stock Exchange
Warrants to purchase Class A common stock, at an exercise price of $11.50 per share	OPADWS	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 27, 2022, there were 232,152,677 shares of Offerpad’s Class A common stock outstanding and 14,816,236 shares of Offerpad’s Class B common stock outstanding.

OFFERPAD SOLUTIONS INC.

FORM 10-Q

FOR THE QUARTER ENDED JUNE 30, 2022

Cautionary Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q includes statements that express Offerpad Solutions Inc.’s (the “Company,” “Offerpad,” “we,” “us,” or “our”) opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They may appear in a number of places throughout this Quarterly Report on Form 10-Q, including Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our future results of operations, financial condition and liquidity, our prospects, growth, strategies, macroeconomic trends and the markets in which Offerpad operates.

The forward-looking statements in this Quarterly Report on Form 10-Q are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•
our ability to respond to general economic conditions;
•
the health of the U.S. residential real estate industry;
•
our ability to grow market share in our existing markets or any new markets we may enter;
•
the impact of the COVID-19 pandemic;
•
our ability to manage our growth effectively;
•
our ability to accurately value and manage inventory, and to maintain an adequate and desirable supply of inventory;
•
our ability to successfully launch new product and service offerings, and to manage, develop and refine our technology platform;
•
our ability to maintain and enhance our products and brand, and to attract customers;
•
our ability to achieve and maintain profitability in the future; and
•
the success of strategic relationships with third parties.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and other risks and uncertainties discussed in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

The forward-looking statements in this Quarterly Report on Form 10-Q are based upon information available to us as of the date of this Quarterly Report on Form 10-Q, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Quarterly Report on Form 10-Q and the documents that we reference in this Quarterly Report on Form 10-Q and have filed as exhibits to this Quarterly Report on Form 10-Q with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Quarterly Report on Form 10-Q.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 3

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

OFFERPAD SOLUTIONS INC.

Condensed Consolidated Balance Sheets

		June 30,	December 31,
(in thousands, except par value per share) (Unaudited)		2022	2021
ASSETS
Current assets:
Cash and cash equivalents		$155,464	$169,817
Restricted cash		44,474	24,616
Accounts receivable		12,929	6,165
Inventory		1,289,426	1,132,571
Prepaid expenses and other current assets		12,966	9,808
Total current assets		1,515,259	1,342,977
Property and equipment, net		5,622	5,146
Other non-current assets		5,914	4,959
TOTAL ASSETS	(1)	$1,526,795	$1,353,082
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$10,705	$6,399
Accrued and other current liabilities		45,412	35,027
Secured credit facilities and notes payable, net		1,054,455	861,762
Secured credit facilities and notes payable - related party		87,456	164,434
Total current liabilities		1,198,028	1,067,622
Warrant liabilities		5,860	24,061
Other long-term liabilities		4,226	3,830
Total liabilities	(2)	1,208,114	1,095,513
Commitments and contingencies (Note 17)
Stockholders’ equity:
Class A common stock, $0.0001 par value; 2,000,000 shares authorized; 232,150 and 224,154 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively		23	22
Class B common stock, $0.0001 par value; 20,000 shares authorized; 14,816 shares issued and outstanding as of June 30, 2022 and December 31, 2021		2	2
Additional paid in capital		398,166	389,601
Accumulated deficit		(79,510)	(132,056)
Total stockholders’ equity		318,681	257,569
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$1,526,795	$1,353,082

________________

(1)
Our consolidated assets as of June 30, 2022 and December 31, 2021 include the following assets of certain variable interest entities (“VIEs”) that can only be used to settle the liabilities of those VIEs: Restricted cash, $44,474 and $24,616; Accounts receivable, $11,862 and $4,845; Inventory, $1,289,426 and $1,132,571; Prepaid expenses and other current assets, $5,143 and $2,871; Total assets of $1,350,905 and $1,164,903, respectively.
(2)
Our consolidated liabilities as of June 30, 2022 and December 31, 2021 include the following liabilities for which the VIE creditors do not have recourse to Offerpad: Accounts payable, $6,909 and $2,810; Accrued and other current liabilities, $3,553 and $3,537; Secured credit facilities and notes payable, net, $1,141,911 and $1,026,196; Total liabilities, $1,152,373 and $1,032,543, respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 4

OFFERPAD SOLUTIONS INC.

Condensed Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands, except per share data) (Unaudited)	2022	2021	2022	2021
Revenue	$1,079,531	$378,647	$2,453,368	$662,619
Cost of revenue	986,550	327,783	2,228,245	578,218
Gross profit	92,981	50,864	225,123	84,401
Operating expenses:
Sales, marketing and operating	65,239	31,595	135,127	56,671
General and administrative	16,121	5,137	30,778	9,871
Technology and development	3,243	2,603	6,425	4,886
Total operating expenses	84,603	39,335	172,330	71,428
Income from operations	8,378	11,529	52,793	12,973
Other income (expense):
Change in fair value of warrant liabilities	12,537	—	18,201	—
Interest expense	(7,771)	(2,257)	(14,967)	(4,175)
Other income, net	24	7	28	248
Total other income (expense)	4,790	(2,250)	3,262	(3,927)
Income before income taxes	13,168	9,279	56,055	9,046
Income tax expense	(1,610)	(89)	(3,509)	(89)
Net income	$11,558	$9,190	$52,546	$8,957
Net income per share, basic	$0.05	$0.15	$0.22	$0.15
Net income per share, diluted	$0.04	$0.04	$0.20	$0.04
Weighted average common shares outstanding, basic	245,845	59,391	242,998	58,981
Weighted average common shares outstanding, diluted	260,746	224,630	260,192	224,264

The accompanying notes are an integral part of these condensed consolidated financial statements.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 5

OFFERPAD SOLUTIONS INC.

Condensed Consolidated Statements of Changes in Temporary Equity and Stockholders’ Equity (Deficit)

	Common Stock		Additional Paid in	Accumulated	Total Stockholders’
(in thousands) (Unaudited)	Shares	Amount	Capital	Deficit	Equity
Balance at March 31, 2022	244,793	$25	$394,470	$(91,068)	$303,427
Issuance of common stock upon exercise of stock options	2,170	—	1,299	—	1,299
Issuance of common stock upon vesting of restricted stock units	3	—	(3)	—	(3)
Stock-based compensation expense	—	—	2,400	—	2,400
Net income	—	—	—	11,558	11,558
Balance at June 30, 2022	246,966	$25	$398,166	$(79,510)	$318,681

	Temporary Equity											Stockholders’ (Deficit) Equity
	Series A Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Total Temporary	Common Stock		Additional Paid in	Accumulated	Treasury Stock		Total Stockholders’ (Deficit)
(in thousands) (Unaudited)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Equity	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
Balance at March 31, 2021	2,775	$14,921	1,448	$7,470	1,105	$7,463	7,751	$49,845	5,308	$104,424	$184,123	7,846	$—	$6,766	$(138,749)	636	$(10,650)	$(142,633)
Retroactive conversion of shares due to Business Combination	18,132	—	9,457	—	7,217	—	50,639	—	34,677	—	—	51,255	—	—	—	4,158	—	—
Balance at March 31, 2021, as converted	20,907	14,921	10,905	7,470	8,322	7,463	58,390	49,845	39,985	104,424	184,123	59,101	—	6,766	(138,749)	4,794	(10,650)	(142,633)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	559	—	174	—	—	—	174
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	64	—	—	—	64
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	649	—	—	—	649
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,190	—	—	9,190
Balance at June 30, 2021	20,907	$14,921	10,905	$7,470	8,322	$7,463	58,390	$49,845	39,985	$104,424	$184,123	59,660	$—	$7,653	$(129,559)	4,794	$(10,650)	$(132,556)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 6

OFFERPAD SOLUTIONS INC.

Condensed Consolidated Statements of Changes in Temporary Equity and Stockholders’ Equity (Deficit) (continued)

	Common Stock		Additional Paid in	Accumulated	Total Stockholders’
(in thousands) (Unaudited)	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2021	238,970	$24	$389,601	$(132,056)	$257,569
Issuance of common stock upon exercise of stock options	7,993	1	4,540	—	4,541
Issuance of common stock upon vesting of restricted stock units	3	—	(3)	—	(3)
Stock-based compensation expense	—	—	4,028	—	4,028
Net income	—	—	—	52,546	52,546
Balance at June 30, 2022	246,966	$25	$398,166	$(79,510)	$318,681

	Temporary Equity											Stockholders’ (Deficit) Equity
	Series A Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Total Temporary	Common Stock		Additional Paid in	Accumulated	Treasury Stock		Total Stockholders’ (Deficit)
(in thousands) (Unaudited)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Equity	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
Balance at December 31, 2020	2,775	$14,921	1,448	$7,470	1,105	$7,463	7,751	$49,845	5,308	$104,424	$184,123	7,682	$—	$5,908	$(138,516)	636	$(10,650)	$(143,258)
Retroactive conversion of shares due to Business Combination	18,132	—	9,457	—	7,217	—	50,639	—	34,677	—	—	50,183	—	—	—	4,158	—	—
Balance at December 31, 2020, as converted	20,907	14,921	10,905	7,470	8,322	7,463	58,390	49,845	39,985	104,424	184,123	57,865	—	5,908	(138,516)	4,794	(10,650)	(143,258)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	1,584	—	375	—	—	—	375
Issuance of common stock upon early exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	211	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	107	—	—	—	107
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	1,263	—	—	—	1,263
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,957	—	—	8,957
Balance at June 30, 2021	20,907	$14,921	10,905	$7,470	8,322	$7,463	58,390	$49,845	39,985	$104,424	$184,123	59,660	$—	$7,653	$(129,559)	4,794	$(10,650)	$(132,556)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 7

OFFERPAD SOLUTIONS INC.

Condensed Consolidated Statements of Cash Flows

	Six Months Ended
	June 30,
($ in thousands) (Unaudited)	2022	2021
Cash flows from operating activities:
Net income	$52,546	$8,957
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	249	277
Gain on sale of property and equipment	—	(246)
Amortization of debt financing costs	1,546	209
Impairment of inventory	22,205	339
Stock-based compensation	4,028	1,263
Change in fair value of warrant liabilities	(18,201)	—
Changes in operating assets and liabilities:
Accounts receivable	(6,764)	(4,808)
Inventory	(179,060)	(311,840)
Prepaid expenses and other assets	(5,847)	(10,108)
Accounts payable	4,306	3,153
Accrued and other liabilities	12,513	15,274
Net cash used in operating activities	(112,479)	(297,530)
Cash flows from investing activities:
Purchases of property and equipment	(725)	(5,942)
Proceeds from sales of property and equipment	—	2,032
Net cash used in investing activities	(725)	(3,910)
Cash flows from financing activities:
Borrowings from credit facilities and notes payable	2,132,189	888,970
Repayments of credit facilities and notes payable	(2,017,985)	(580,819)
Payment of debt financing costs	(35)	(185)
Proceeds from exercise of stock options	4,775	633
Payments for taxes related to stock-based awards	(235)	—
Net cash provided by financing activities	118,709	308,599
Net change in cash, cash equivalents and restricted cash	5,505	7,159
Cash, cash equivalents and restricted cash, beginning of period	194,433	50,742
Cash, cash equivalents and restricted cash, end of period	$199,938	$57,901
Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheet:
Cash and cash equivalents	$155,464	$44,560
Restricted cash	44,474	13,341
Total cash, cash equivalents and restricted cash	$199,938	$57,901
Supplemental disclosure of cash flow information:
Cash payments for interest	$19,941	$5,537

The accompanying notes are an integral part of these condensed consolidated financial statements.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 8

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1. BUSINESS ACTIVITY

On September 1, 2021 (the “Closing Date”), we consummated the transactions contemplated by the Agreement and Plan of Merger, dated March 17, 2021 (the “Merger Agreement”), by and among OfferPad, Inc. (“Old Offerpad”), Supernova Partners Acquisition Company, Inc., a Delaware corporation (“Supernova”), and Orchids Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Pursuant to these transactions, Merger Sub merged with and into Old Offerpad, with Old Offerpad becoming a wholly owned subsidiary of Supernova (the “Business Combination” and, collectively with the other transactions described in the Merger Agreement, the “Transactions”). On the Closing Date, and in connection with the closing of the Transactions (the “Closing”), Supernova changed its name to Offerpad Solutions Inc. (“Offerpad Solutions”). Unless the context otherwise requires, references in this Quarterly Report on Form 10-Q to the “Company,” “Offerpad,” “we,” “us,” or “our” refer to the business of Old Offerpad, which became the business of Offerpad Solutions and its subsidiaries following the Closing.

Offerpad was founded in 2015 and together with its subsidiaries, is a customer-centric, home buying and selling platform that provides customers with the ultimate home transaction experience, offering convenience, control, certainty, and value. The Company is headquartered in Chandler, Arizona and operated in nearly 1,800 cities and towns in 27 metropolitan markets across 16 states as of June 30, 2022.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Impact of Business Combination

We accounted for the September 1, 2021 Business Combination as a reverse recapitalization whereby Old Offerpad was determined as the accounting acquirer and Supernova as the accounting acquiree. This determination was primarily based on:

•
former Offerpad stockholders having the largest voting interest in Offerpad Solutions;
•
the board of directors of Offerpad Solutions having 7 members, and Offerpad’s former stockholders having the ability to nominate the majority of the members of the board of directors;
•
Offerpad management continuing to hold executive management roles for the post-combination company and being responsible for the day-to-day operations;
•
the post-combination company assuming the Offerpad name;
•
Offerpad Solutions maintaining the pre-existing Offerpad headquarters; and
•
the intended strategy of Offerpad Solutions being a continuation of Offerpad’s strategy.

Accordingly, the Business Combination was treated as the equivalent of Old Offerpad issuing stock for the net assets of Supernova, accompanied by a recapitalization. The net assets of Supernova are stated at historical cost, with no goodwill or other intangible assets recorded.

While Supernova was the legal acquirer in the Business Combination, because Old Offerpad was determined as the accounting acquirer, the historical financial statements of Old Offerpad became the historical financial statements of the combined company, upon the consummation of the Business Combination. As a result, the financial statements included in the accompanying unaudited interim condensed consolidated financial statements reflect (i) the historical operating results of Old Offerpad prior to the Business Combination; (ii) the combined results of the Company and Old Offerpad following the closing of the Business Combination; (iii) the assets and liabilities of Old Offerpad at their historical cost; and (iv) the Company’s equity structure for all periods presented.

In connection with the Business Combination transaction, we have converted the equity structure for the periods prior to the Business Combination to reflect the number of shares of the Company’s common stock issued to Old Offerpad’s stockholders in connection with the recapitalization transaction. As such, the shares, corresponding capital amounts and earnings per share, as applicable, related to Old Offerpad convertible preferred stock and common stock prior to the Business Combination have been retroactively converted by applying the exchange ratio established in the Business Combination.

Basis of Presentation and Interim Financial Information

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Certain information and note disclosures required for annual financial statements have been condensed or excluded pursuant to GAAP and SEC rules and regulations. Accordingly, the unaudited interim condensed consolidated financial statements do not include all of the information and note disclosures

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 9

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

required by GAAP for complete financial statements. Therefore, this information should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s audited consolidated financial statements as of and for the year ended December 31, 2021 included in the Company’s 2021 Annual Report on Form 10-K as filed with the SEC on March 7, 2022.

The accompanying financial information reflects all adjustments which are, in the opinion of the Company’s management, of a normal recurring nature and necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim periods. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of the Company’s condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements. Significant estimates include those related to the net realizable value of inventory and warrant liabilities, among others. Actual results could differ from those estimates.

Principles of Consolidation

The Company’s condensed consolidated financial statements include the assets, liabilities, revenues and expenses of the Company, its wholly owned operating subsidiaries and variable interest entities where the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.

Inventory

Inventory consists of acquired homes and are stated at the lower of cost or net realizable value, with cost determined by the specific identification of each home. Costs include initial purchase costs and renovation costs, as well as holding costs and interest incurred during the renovation period, prior to the listing date. Selling costs, including commissions and holding costs incurred after listing date, are expensed as incurred and included in sales, marketing and operating expenses.

The Company reviews inventory for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that the carrying value of inventory may not be recoverable. The Company evaluates inventory for indicators that net realizable value is lower than cost at the individual home level. The Company generally considers multiple factors in determining net realizable value for each home, including the residential real estate market conditions in both the local market in which the home is located and in the U.S. in general, recent comparable home sale transactions in the specific area where the home is located, the impact of national, regional or local economic conditions and expected selling costs. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as impairment in cost of revenue and the related inventory is adjusted to its net realizable value.

For homes under contract to sell, if the carrying value exceeds the contract price less expected selling costs, the carrying value of these homes are adjusted to the contract price less expected selling costs. For all other homes, if the carrying value exceeds the expected sale price less expected selling costs, the carrying value of these homes are adjusted to the expected sale price less expected selling costs. Changes in the Company’s pricing assumptions may lead to a change in the outcome of the Company’s impairment analysis, and actual results may also differ from the Company’s assumptions.

The Company recorded inventory impairments of $21.2 million and $0.2 million during the three months ended June 30, 2022 and 2021, respectively, and $22.2 million and $0.3 million during the six months ended June 30, 2022 and 2021, respectively.

Stock-Based Compensation

Stock-based compensation awards consist of stock options, restricted stock units and performance-based restricted stock units. The Company measures and recognizes compensation expense for all stock-based compensation awards based on their estimated fair values on the grant date. The Company records compensation expense for all stock-based compensation awards on a straight-line basis over the requisite service period of the awards, which is generally the vesting period of the award. These amounts are reduced by forfeitures in the period the forfeitures occur.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 10

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Stock Options

The Company uses the Black-Scholes-Merton option pricing model to determine the fair value of stock option awards as of the grant date. The Black-Scholes-Merton option pricing model requires the Company to estimate the following key assumptions based on both historical information and management judgment regarding market factors and trends:

•
Expected term – The Company uses the simplified method when calculating the expected term due to insufficient historical exercise data. The expected term is estimated using the mid-point between the vesting period and the contractual term of the options.
•
Risk-free interest rate – The Company estimates the risk-free interest rate using the rate of return on U.S. treasury notes interpolated between the years equal to the expected term assumption.
•
Expected stock price volatility – As the Company’s shares were not publicly traded prior to the Business Combination, and have a limited trading history subsequent to the Business Combination, the Company estimates expected volatility for stock option awards based on the average historical volatility of similar publicly traded companies.
•
Expected dividend yield – The expected dividend yield assumption considers that the Company has not historically paid dividends and does not expect to pay dividends in the foreseeable future.
•
Stock price – The Company has issued stock options with exercise prices equal to the fair value of the underlying stock price. Prior to the completion of the Business Combination and listing of the Company’s common stock on the public stock exchange, the fair value of Old Offerpad common stock that underlies the stock options was determined based on then-current valuation estimates at the time of grant. Because such grants occurred prior to the public trading of the Company’s common stock, the fair value of Old Offerpad common stock was typically determined with assistance of periodic valuation analyses from an independent third-party valuation firm. Subsequent to the Business Combination, the fair value of the Company’s common stock is based on the closing price of the Company’s Class A common stock on the grant date.

Restricted Stock Units

The Company determines the fair value of restricted stock units based on the closing price of the Company’s Class A common stock on the grant date.

Performance-Based Restricted Stock Units

The Company determines the fair value of performance-based restricted stock units using a Monte Carlo simulation model that determines the probability of satisfying the market condition stipulated in the award. The Monte Carlo simulation model incorporates various key assumptions, including expected stock price volatility, contractual term, risk-free interest rate, dividend yield and stock price on the grant date. The Company estimates expected stock price volatility based on the average historical volatility of similar publicly traded companies. The Company estimates the risk-free interest rate using the rate of return on U.S. treasury notes equal to the contractual term of the award. The expected dividend yield assumption considers that the Company has not historically paid dividends and does not expect to pay dividends in the foreseeable future.

The Company determines the requisite service period for performance-based restricted stock units by comparing the derived service period to achieve the market-based condition and the explicit service-based period, using the longer of the two service periods as the requisite service period.

New Accounting Pronouncements Recently Issued Not Yet Adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference the London Inter Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. This guidance is optional for a limited period of time to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on financial reporting. This guidance is effective from March 12, 2020 through December 31, 2022. Entities may elect to adopt the amendments for contract modifications as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. The Company may elect to take advantage of this optional guidance in its transition away from LIBOR within certain debt contracts. While the goal of the reference rate reform transition is for it to be economically neutral to entities, the Company is currently evaluating the effect that the new guidance will have on its condensed consolidated financial statements and disclosures.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 11

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 3. BUSINESS COMBINATION

On September 1, 2021, Old Offerpad and Supernova consummated the transactions contemplated by the Merger Agreement. At the Closing, each share of common stock and preferred stock of Old Offerpad that was issued and outstanding immediately prior to the effective time of the Merger (other than excluded shares as contemplated by the Merger Agreement) was cancelled and converted into the right to receive approximately 7.533 shares (the “Exchange Ratio”) of Offerpad Solutions Inc. common stock. The shares of Offerpad Solutions Inc. common stock received as consideration by Brian Bair, the Chief Executive Officer and Founder of the Company, are Class B shares.

At the Closing, each option to purchase Old Offerpad’s common stock, whether vested or unvested, was assumed and converted into an option to purchase a number of shares of Offerpad Solutions Class A common stock in the manner set forth in the Merger Agreement.

Additionally, in connection with the execution of the Merger Agreement, Supernova entered into subscription agreements, pursuant to which certain Supernova investors agreed to purchase at the closing of the Transactions an aggregate of 20,000,000 shares of Offerpad Solutions Class A common stock, for a price of $10.00 per share for an aggregate purchase price of $200.0 million (the “PIPE Investment”). The PIPE Investment was consummated simultaneously with the Closing.

Further, in connection with the closing of Supernova’s initial public offering, Supernova entered into forward purchase agreements pursuant to which certain affiliates of Supernova agreed to purchase, upon the closing of the Transactions, an aggregate of 5,000,000 shares of Offerpad Solutions Class A common stock and an aggregate of 1,666,667 warrants to purchase one share of Offerpad Solutions Class A common stock, for an aggregate purchase price of $50,000,000, or $10.00 per share of Offerpad Solutions Class A common stock and one-third of one warrant to purchase one share of Offerpad Solutions Class A common stock (“Forward Purchase Agreements”). Offerpad Solutions received the funds under the Forward Purchase Agreements upon the Closing.

We accounted for the Business Combination as a reverse recapitalization whereby Old Offerpad was determined as the accounting acquirer and Supernova as the accounting acquiree. Refer to Note 2, Summary of Significant Accounting Policies, for further details. Accordingly, the Business Combination was treated as the equivalent of Old Offerpad issuing stock for the net assets of Supernova, accompanied by a recapitalization. The net assets of Supernova are stated at historical cost, with no goodwill or other intangible assets recorded.

Upon the closing of the Transactions, Offerpad Solutions received total gross proceeds of $284.0 million, which consisted of $34.0 million from Supernova’s trust and operating accounts, $200.0 million from the PIPE Investment and $50.0 million from the Forward Purchase Agreements. Total transaction costs were $51.2 million, which principally consisted of advisory, legal and other professional fees. Cumulative debt repayments of $63.4 million, inclusive of accrued but unpaid interest, were paid in conjunction with the close.

NOTE 4. INVENTORY

The components of inventory, net of applicable lower of cost or net realizable value adjustments, consist of the following as of the respective period ends:

	June 30,	December 31,
($ in thousands)	2022	2021
Homes preparing for and under renovation	$438,815	$327,455
Homes listed for sale	614,920	400,308
Homes under contract to sell	235,691	404,808
Inventory	$1,289,426	$1,132,571

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 12

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of the respective period ends:

	June 30,	December 31,
($ in thousands)	2022	2021
Rooftop solar panel systems	$5,075	$5,075
Leasehold improvements	1,042	797
Software systems	318	318
Computers and equipment	265	265
Office equipment and furniture	531	160
Construction in progress	109	—
Property and equipment, gross	7,340	6,615
Less: accumulated depreciation	(1,718)	(1,469)
Property and equipment, net	$5,622	$5,146

Depreciation expense totaled $0.2 million during each of the three months ended June 30, 2022 and 2021, respectively, and $0.3 million during each of the six months ended June 30, 2022 and 2021, respectively.

NOTE 6. LEASES

The Company’s operating lease arrangements consist of its corporate headquarters in Chandler, Arizona and field office facilities in most of the metropolitan markets in which the Company operates in the United States. These leases typically have original lease terms of 1 year to 6 years, and some leases contain multiyear renewal options. The Company does not have any finance lease arrangements.

The Company’s operating lease costs are included in operating expenses in the accompanying condensed consolidated statements of operations. During the three months ended June 30, 2022 and 2021, operating lease cost was $0.5 million and $0.4 million, respectively, and variable and short-term lease costs were $0.1 million and $0.1 million, respectively. During the six months ended June 30, 2022 and 2021, operating lease cost was $0.9 million and $0.7 million, respectively, and variable and short-term lease costs were $0.2 million and $0.2 million, respectively.

Cash payments for amounts included in the measurement of operating lease liabilities were $0.5 million and $0.3 million during the three months ended June 30, 2022 and 2021, respectively, and $0.9 million and $0.7 million during the six months ended June 30, 2022 and 2021, respectively. Right-of-use assets obtained in exchange for new or acquired operating lease liabilities were $0.4 million and $1.7 million during the three and six months ended June 30, 2022, respectively. There were no right-of-use assets obtained in exchange for new or acquired operating lease liabilities during the both of the three and six months ended June 30, 2021.

As of June 30, 2022 and December 31, 2021, the Company’s operating leases had a weighted-average remaining lease term of 3.1 years and 3.5 years, respectively, and a weighted-average discount rate of 4.1% and 4.1%, respectively.

The Company’s operating lease liability maturities as of June 30, 2022 are as follows:

($ in thousands)
Remainder of 2022	$1,059
2023	2,181
2024	2,085
2025	889
2026	269
2027	79
Thereafter	—
Total future lease payments	6,562
Less: Imputed interest	(391)
Total lease liabilities	$6,171

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 13

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company’s operating lease right-of-use assets and operating lease liabilities, and the associated financial statement line items, are as follows as of the respective period ends:

($ in thousands)	Financial Statement Line Items	June 30, 2022	December 31, 2021
Right-of-use assets	Other non-current assets	$5,689	$4,784
Lease liabilities:
Current liabilities	Accrued and other current liabilities	1,945	1,345
Non-current liabilities	Other long-term liabilities	4,226	3,830
Total lease liabilities		$6,171	$5,175

NOTE 7. ACCRUED AND OTHER LIABILITIES

Accrued and other current liabilities consist of the following as of the respective period ends:

	June 30,	December 31,
($ in thousands)	2022	2021
Payroll and other employee related expenses	$13,313	$12,836
Marketing	9,668	5,795
Home renovation	9,117	8,540
Franchise and other taxes	4,122	—
Interest	3,553	3,537
Operating lease liabilities	1,945	1,345
Legal and professional obligations	1,812	1,743
Other	1,882	1,231
Accrued and other current liabilities	$45,412	$35,027

The Company incurred advertising expenses of $16.2 million and $11.5 million during the three months ended June 30, 2022 and 2021, respectively, and $30.9 million and $18.9 million during the six months ended June 30, 2022 and 2021, respectively.

Other long-term liabilities as of June 30, 2022 and December 31, 2021 consist of the non-current portion of our operating lease liabilities.

NOTE 8. CREDIT FACILITIES AND NOTES PAYABLE

The carrying value of the Company’s credit facilities, notes payable and other debt consists of the following as of the respective period ends:

	June 30,	December 31,
($ in thousands)	2022	2021
Credit facilities and notes payable, net
Senior secured credit facilities with financial institutions	$921,396	$747,514
Senior secured credit facility with a related party	30,728	81,926
Senior secured debt - other	—	33,320
Mezzanine secured credit facilities with third-party lenders	138,470	87,851
Mezzanine secured credit facilities with a related party	56,728	82,508
Debt issuance costs	(5,411)	(6,923)
Total credit facilities and notes payable, net	1,141,911	1,026,196
Current portion - credit facilities and notes payable, net
Total credit facilities, other debt and notes payable, net	1,054,455	861,762
Total credit facilities and notes payable - related party	87,456	164,434
Total credit facilities and notes payable, net	$1,141,911	$1,026,196

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 14

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Senior Secured Credit Facilities

The Company utilizes senior secured credit facilities to provide financing for the Company’s real estate inventory purchases and renovation. The senior secured credit facilities are classified as current liabilities on the accompanying condensed consolidated balance sheets as amounts drawn to purchase and renovate homes are due as homes are sold, which is expected to be within 12 months. The following summarizes certain details related to the Company’s senior secured credit facilities (in thousands, except interest rates):

As of June 30, 2022	Borrowing Capacity	Outstanding Amount	Weighted- Average Interest Rate	End of Revolving / Withdrawal Period	Final Maturity Date
Facility with financial institution 1	$600,000	$313,265	3.10%	June 2024	June 2024
Facility with financial institution 2	400,000	297,681	2.91%	September 2023	March 2024
Facility with financial institution 3	500,000	310,450	3.34%	December 2023	December 2024
Facility with a related party	85,000	30,728	6.00%	December 2022	December 2022
Senior secured credit facilities	$1,585,000	$952,124

As of December 31, 2021	Borrowing Capacity	Outstanding Amount	Weighted- Average Interest Rate
Facility with financial institution 1	$400,000	$365,392	2.60%
Facility with financial institution 2	400,000	375,063	2.60%
Facility with financial institution 3	500,000	7,059	2.60%
Facility with a related party	85,000	81,926	4.10%
Senior secured credit facilities	$1,385,000	$829,440

As of June 30, 2022, the Company had four senior secured credit facilities, three with separate financial institutions and one with a related party, which holds more than 5% of our Class A common stock.

•
Senior Secured Credit Facility with Financial Institution 1
In June 2022, the Company amended its senior secured credit facility with financial institution 1. The amended facility increased the borrowing capacity from $400.0 million ($100.0 million of which was uncommitted) to $600.0 million ($300.0 million of which is uncommitted) and extended the maturity date from August 2022 to June 2024. Further, under the amended senior secured credit facility with financial institution 1, borrowings accrue interest at a rate based on a Secured Overnight Financing Rate (“SOFR”) reference rate plus a margin.
•
Senior Secured Credit Facility with Financial Institution 2
As of June 30, 2022, the committed borrowing capacity on the senior secured credit facility with financial institution 2 is $400.0 million. Borrowings on the senior secured credit facility with financial institution 2 accrue interest at a rate based on a LIBOR reference rate plus a margin.
•
Senior Secured Credit Facility with Financial Institution 3
As of June 30, 2022, the borrowing capacity on the senior secured credit facility with financial institution 3 is $500.0 million ($200.0 million of which is uncommitted). In June 2022, the Company amended its senior secured credit facility with financial institution 3, which, among other things, amended the interest rate under the facility to be based on a SOFR reference rate plus a margin.
•
Senior Secured Credit Facility with a Related Party
As of June 30, 2022, the borrowing capacity on the senior secured credit facility with a related party is $85.0 million and the Company has the option to borrow above the fully committed borrowing capacity, subject to the lender’s discretion. Effective January 1, 2022, borrowings on the senior secured credit facility with a related party accrue interest at a rate based on a LIBOR reference rate plus a margin of 4.0%, with a minimum interest rate of 6.0%.

The Company may also pay fees on its senior secured credit facilities, including a commitment fee and fees on certain unused portions of the committed borrowing capacity, as defined in the respective credit agreements.

Borrowings under the Company’s senior secured credit facilities are collateralized by the real estate inventory financed by the senior secured credit facility. The lenders have legal recourse only to the assets securing the debt and do not have general recourse against the Company with limited exceptions. The Company has, however, provided limited non-recourse carve-out guarantees under its senior and mezzanine secured credit facilities for certain of the SPEs’ obligations in situations involving

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 15

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

“bad acts” by an Offerpad entity and certain other limited circumstances that are generally under the Company’s control. Each senior secured facility contains eligibility requirements that govern whether a property can be financed. When the Company resells a home, the proceeds are used to reduce the corresponding outstanding balance under both the related senior secured credit facility and the mezzanine secured credit facility.

Mezzanine Secured Credit Facilities

The Company utilizes mezzanine secured credit facilities to provide financing for the Company’s real estate inventory purchases and renovation. The mezzanine secured credit facilities are classified as current liabilities on the accompanying condensed consolidated balance sheets as amounts drawn to purchase and renovate homes are due as homes are sold, which is expected to be within 12 months. These facilities are structurally and contractually subordinated to the related senior secured credit facilities. The following summarizes certain details related to the Company’s mezzanine secured credit facilities (in thousands, except interest rates):

As of June 30, 2022	Borrowing Capacity	Outstanding Amount	Weighted- Average Interest Rate	End of Revolving / Withdrawal Period	Final Maturity Date
Facility 1 with a related party	$65,000	$51,518	11.00%	August 2022	August 2022
Facility with third-party lender 1	90,000	68,638	9.50%	September 2023	March 2024
Facility with third-party lender 2	112,500	69,832	9.50%	December 2023	December 2024
Facility 2 with a related party	14,000	5,210	11.00%	December 2022	December 2022
Mezzanine secured credit facilities	$281,500	$195,198

As of December 31, 2021	Borrowing Capacity	Outstanding Amount	Weighted- Average Interest Rate
Facility 1 with a related party	$65,000	$58,767	13.00%
Facility with third-party lender 1	90,000	86,262	9.50%
Facility with third-party lender 2	112,500	1,588	9.50%
Facility 2 with a related party	14,000	23,742	13.00%
Mezzanine secured credit facilities	$281,500	$170,359

As of June 30, 2022, the Company had four mezzanine secured credit facilities, two with separate third-party lenders and two with a related party, which holds more than 5% of our Class A common stock.

•
Mezzanine Secured Credit Facility 1 with a Related Party
As of June 30, 2022, the committed borrowing capacity on the mezzanine secured credit facility 1 with a related party is $65.0 million. Effective January 1, 2022, borrowings on the mezzanine secured credit facility 1 with a related party accrue interest at a fixed rate of 11.0%.

In July 2022, the Company amended its mezzanine secured credit facility 1 with a related party. The amended facility increased the borrowing capacity from $65.0 million to $97.5 million ($32.5 million of which is uncommitted) and extended the maturity date from August 2022 to June 2024.

•
Mezzanine Secured Credit Facility with Third-Party Lender 1
As of June 30, 2022, the committed borrowing capacity on the mezzanine secured credit facility with third-party lender 1 is $90.0 million. Borrowings on the mezzanine secured credit facility with third-party lender 1 accrue interest at a fixed rate of 9.5%.
•
Mezzanine Secured Credit Facility with Third-Party Lender 2
As of June 30, 2022, the borrowing capacity on the mezzanine secured credit facility with third-party lender 2 is $112.5 million ($45.0 million of which is uncommitted). Borrowings on the mezzanine secured credit facility with third-party lender 2 accrue interest at a fixed rate of 9.5%.
•
Mezzanine Secured Credit Facility 2 with a Related Party
As of June 30, 2022, the borrowing capacity on the mezzanine secured credit facility 2 with a related party is $14.0 million and the Company has the option to borrow above the fully committed borrowing capacity, subject to the lender’s discretion. Effective January 1, 2022, borrowings on the mezzanine secured credit facility 2 with a related party accrue interest at a fixed rate of 11.0%.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 16

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company may also pay fees on its mezzanine secured credit facilities, including a commitment fee and fees on certain unused portions of the committed borrowing capacity, as defined in the respective credit agreements.

Borrowings under the Company’s mezzanine secured credit facilities are collateralized by a second lien on the real estate inventory financed by the relevant credit facility. The lenders have legal recourse only to the assets securing the debt, and do not have general recourse to Offerpad with limited exceptions. When the Company resells a home, the proceeds are used to reduce the outstanding balance under both the related senior secured credit facility and the mezzanine secured credit facility.

Maturities

As of June 30, 2022, certain of the Company’s senior secured credit facilities and mezzanine secured credit facilities mature within the next twelve months following the date these condensed consolidated financial statements are issued. The Company expects to enter into new financing arrangements or amend existing arrangements to meet its obligations as they come due, which the Company believes is probable based on its history of prior credit facility renewals and an assessment of the current lending environment. The Company believes cash on hand, together with proceeds from the resale of homes and cash from future borrowings available under each of the Company’s existing credit facilities or the entry into new financing arrangements will be sufficient to meet its obligations as they become due in the ordinary course of business for at least 12 months following the date these condensed consolidated financial statements are issued.

Covenants for Senior Secured Credit Facilities and Mezzanine Secured Credit Facilities

The secured credit facilities include customary representations and warranties, covenants and events of default. Financed properties are subject to customary eligibility criteria and concentration limits. The terms of these facilities and related financing documents require the Company to comply with a number of customary financial and other covenants, such as maintaining certain levels of liquidity, tangible net worth or leverage (ratio of debt to tangible net worth). As of June 30, 2022, the Company was in compliance with all covenants.

NOTE 9. WARRANT LIABILITIES

In connection with the Business Combination, the Company assumed 13.4 million public warrants and 6.7 million private placement warrants, both of which were previously issued by Supernova. Further, upon the closing of the Business Combination, an additional 1.7 million private placement warrants were issued. As such, as of September 1, 2021, the Company had outstanding warrants to purchase an aggregate of up to 21.8 million shares of Offerpad Solutions Class A common stock that will become exercisable securities in the future after certain requirements have been met.

During the six months ended June 30, 2022, a private placement warrant holder elected to transfer 1.8 million private placement warrants, upon which the warrants were converted into public warrants pursuant to the terms of the Warrant Agreement. Accordingly, as of June 30, 2022, the Company had 15.2 million public warrants and 6.6 million private placement warrants outstanding.

Public Warrants

Each public warrant entitles the registered holder to acquire one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below. The warrants became exercisable on October 23, 2021. A holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The public warrants will expire September 1, 2026, or earlier upon redemption or liquidation.

Redemption of warrants for cash

The Company may call the public warrants for redemption for cash:

•
in whole and not in part;
•
at a price of $0.01 per warrant;
•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of the Company’s Class A common stock and equity-linked securities) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company for cash, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 17

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Redemption of warrants for shares of Class A common stock

The Company may redeem the outstanding warrants for shares of Class A common stock:

•
in whole and not in part;
•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares determined by reference to an agreed table, based on the redemption date and the “fair market value” of Class A common stock (as defined below) except as otherwise described below;
•
if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of the Company’s Class A common stock and equity-linked securities) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders; and
•
if and only if, the private placement warrants are also concurrently exchanged at the same price (equal to a number of shares of our Class A common stock) as the outstanding public warrants, as described above.

The “fair market value” of the Class A common stock shall mean the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

Private Placement Warrants

The private placement warrants are not redeemable by us so long as they are held by the Supernova Sponsor or its permitted transferees, except in certain limited circumstances. The Supernova Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis and the Supernova Sponsor and its permitted transferees has certain registration rights related to the private placement warrants (including the shares of Class A common stock issuable upon exercise of the private placement warrants). Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the Supernova Sponsor or its permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by the holders on the same basis as the public warrants.

NOTE 10. FAIR VALUE MEASUREMENTS

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and certain prepaid and other current assets and accrued expenses approximate carrying values because of their short-term nature. The Company’s credit facilities are carried at amortized cost and the carrying value approximates fair value because of their short-term nature.

The Company’s liabilities that are measured at fair value on a recurring basis consist of the following (in thousands):

As of June 30, 2022	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Public warrant liabilities	$3,963	$—	$—
Private placement warrant liabilities	$—	$—	$1,897

As of December 31, 2021	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Public warrant liabilities	$14,356	$—	$—
Private placement warrant liabilities	$—	$—	$9,705

Public Warrants

The public warrants were initially recognized as a liability in connection with the Business Combination on September 1, 2021. The fair value of the public warrants is estimated based on the quoted market price of such warrants on the valuation date. During the three and six months ended June 30, 2022, the Company recorded changes in the fair value of the public warrants of $6.9 million and $10.4 million, respectively, which are recorded in Change in fair value of warrant liabilities in our Condensed Consolidated Statements of Operations.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 18

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Private Placement Warrants

The private placement warrants were initially recognized as a liability in connection with the Business Combination on September 1, 2021. The following summarizes the changes in the Company’s private placement warrant liabilities, which are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the respective periods:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2022	2021	2022	2021
Beginning balance	$7,530	$—	$9,705	$—
Change in fair value of private placement warrants included in net income	(5,633)	—	(7,808)	—
Ending balance	$1,897	$—	$1,897	$—

The range of assumptions used in the Black-Scholes-Merton option-pricing model to determine the fair value of the private placement warrants during the six months ended June 30, 2022 are as follows:

Volatility	47.00% - 62.75%
Stock price	$2.18 - $5.03
Expected life of the options to convert (in years)	4.169 - 4.419
Risk-free rate	2.43% - 3.00%
Dividend yield	0.00%

Volatility: Expected volatility is estimated using a Monte Carlo simulation model to determine volatility based on the trading price of the public warrants and to reflect the probability of different outcomes.

Expected Life: The expected life of the warrants is assumed to be equivalent to their remaining contractual term.

Risk-Free Interest Rate: The risk-free interest rate is estimated based on the U.S. Treasury zero-coupon yield curve on the valuation date for a maturity similar to the expected remaining life of the warrants.

Expected Dividend Yield: The expected dividend yield assumption considers that we have not historically paid dividends and we do not expect to pay dividends in the foreseeable future.

There were no transfers between Levels 1, 2, and 3 during the three and six months ended June 30, 2022 and 2021.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 19

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 11. STOCKHOLDERS’ EQUITY

Authorized Capital Stock

The Company’s charter authorizes the issuance of 2,370,000,000 shares, which includes Class A common stock, Class B common stock, Class C common stock and preferred stock.

Class A Common Stock

Subsequent to the Closing of the Business Combination, our Class A common stock and warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “OPAD” and “OPAD WS,” respectively. Pursuant to the Company’s charter, the Company is authorized to issue 2,000,000,000 shares of Class A common stock, par value $0.0001 per share. As of June 30, 2022, we had 232,149,795 shares of Class A common stock issued and outstanding.

Prior to the Business Combination, Old Offerpad had outstanding shares of Series A, Series A-1, Series A-2, Series B and Series C convertible preferred stock (collectively, “Preferred Stock”). Upon the Closing of the Business Combination, each share of Old Offerpad’s Preferred Stock and common stock that was issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into Offerpad Solutions Inc. Class A common stock with the application of the Exchange Ratio as discussed in Note 3, Business Combination.

Additionally, we have outstanding warrants to purchase shares of Offerpad Solutions Class A common stock that will become exercisable securities in the future after certain requirements have been met. Refer to Note 9, Warrant Liabilities.

Class B Common Stock

Pursuant to the Company’s charter, the Company is authorized to issue 20,000,000 shares of Class B common stock, par value $0.0001 per share.

In connection with the Closing of the Business Combination, Brian Bair, the Chief Executive Officer and Founder of the Company, or entities controlled by Mr. Bair, received Class B shares of Offerpad Solutions Inc. common stock as consideration. These Class B shares entitle Mr. Bair or his permitted transferees to 10 votes per share until the earlier of (a) the date that is nine months following the date on which Mr. Bair (x) is no longer providing services, whether upon death, resignation, removal or otherwise, to Offerpad Solutions as a member of the senior leadership team, officer or director and (y) has not provided any such services for the duration of such nine-month period; and (b) the date as of which Mr. Bair or his permitted transferees have transferred, in the aggregate, more than seventy-five (75%) of the shares of Class B common stock that were held by Mr. Bair and his permitted transferees immediately following the Closing.

As of June 30, 2022, we had 14,816,236 million shares of Class B common stock issued and outstanding.

Class C Common Stock

Pursuant to the Company’s charter, the Company is authorized to issue 250,000,000 shares of Class C common stock, par value $0.0001 per share. Our Class C common stock will entitle its holder to have substantially the same rights as Class A common stock, except it will not have any voting rights. As of June 30, 2022, there were no shares of Class C common stock issued and outstanding.

Preferred Stock

Pursuant to the Company’s charter, the Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors has the authority without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences, which rights may be greater than the rights of the holders of the common stock. As of June 30, 2022, there were no shares of preferred stock issued and outstanding.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 20

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Dividends

Our Class A and Class B common stock are entitled to dividends if and when any dividend is declared by our board of directors, subject to the rights of all classes of stock outstanding having priority rights to dividends. We have not paid any cash dividends on common stock to date. We may retain future earnings, if any, for the further development and expansion of our business and have no current plans to pay cash dividends for the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors may deem relevant.

NOTE 12. STOCK-BASED AWARDS

2016 Stock Plan

Prior to the Closing of the Business Combination, the Company maintained the OfferPad 2016 Stock Option and Grant Plan (the “2016 Plan”) that allowed for granting of incentive and non-qualified stock options to employees, directors, and consultants.

In connection with the Business Combination, each option granted under the 2016 Plan that was outstanding immediately prior to the Business Combination, whether vested or unvested, was assumed and converted into an option to purchase a number of shares of Class A common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Old Offerpad common stock subject to such Old Offerpad option immediately prior to the Business Combination and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of such Old Offerpad option immediately prior to the consummation of the Business Combination by (B) the Exchange Ratio. Stock option activity prior to the Business Combination was retroactively adjusted to reflect this conversion.

Awards outstanding under the 2016 Plan were assumed by Offerpad Solutions upon the Closing and continue to be governed by the terms and conditions of the 2016 Plan and applicable award agreement. Shares of our common stock subject to awards granted under the 2016 Plan that expire unexercised or are cancelled, terminated, or forfeited in any manner without issuance of shares thereunder following the effective date of the 2021 Plan (as defined below), will not again become available for issuance under the 2016 Plan or the 2021 Plan.

In connection with the completion of the Business Combination and the adoption of the 2021 Plan, no additional awards will be granted under the 2016 Plan.

2021 Equity Incentive Plans

In connection with the Business Combination, our board of directors adopted, and our stockholders approved, the Offerpad Solutions Inc. 2021 Incentive Award Plan (the “2021 Plan”) under which 26,333,222 shares of Class A common stock were initially reserved for issuance. The 2021 Plan allows for the issuance of incentive and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock or cash based awards. The number of shares of the Company’s Class A common stock available for issuance under the 2021 Plan increases annually on the first day of each calendar year, beginning on and including January 1, 2022 and ending on and including January 1, 2031 equal to the lesser of (i) a number of shares such that the aggregate number of shares of Class A common stock available for grant under the 2021 Plan immediately following such increase shall be equal to 5% of the number of fully-diluted shares on the final day of the immediately preceding calendar year and (ii) such smaller number of shares of Class A common stock as is determined by the Company’s board of directors. As of June 30, 2022, the Company has granted stock options, restricted stock units (“RSUs”) and performance-based RSUs (“PSUs”) under the 2021 Plan.

In connection with the close of the Business Combination, our board of directors adopted, and our stockholders approved, the Offerpad Solutions Inc. 2021 Employee Stock Purchase Plan (“ESPP”). There are 2,633,322 shares of Class A common stock initially reserved for issuance under the ESPP. The number of shares of the Company’s Class A common stock available for issuance under the ESPP increases annually on the first day of each calendar year, beginning on and including January 1, 2022 and ending on and including January 1, 2031, by the lesser of (a) a number of shares such that the aggregate number of shares of Class A common stock available for grant under the ESPP immediately following such increase shall be equal to 1% of the number of fully-diluted shares on the final day of the immediately preceding calendar year and (b) such smaller number of shares of Class A common stock as determined by the Company’s board of directors; provided that, no more than 50,000,000 shares of Class A common stock may be issued under the ESPP. As of June 30, 2022, no shares have been issued under the ESPP.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 21

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Stock Options

The following summarizes stock option activity during the six months ended June 30, 2022:

	Number of Shares (in thousands)	Weighted- Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	25,576	$0.73	6.82	$137,170
Granted	1,094	5.07
Exercised	(7,993)	0.57
Forfeited, canceled or expired	(330)	1.14
Outstanding as of June 30, 2022	18,347	1.06	6.40	24,259
Exercisable as of June 30, 2022	13,090	0.69	5.64	19,488
Vested and expected to vest as of June 30, 2022	18,347	1.06	6.40	24,259

The Company granted stock option awards during the six months ended June 30, 2022 with a service vesting condition that is generally four years. The range of assumptions used in the Black-Scholes-Merton option pricing model to determine the fair value of stock option awards granted during the six months ended June 30, 2022 are as follows:

Expected term (in years)	6.25
Risk-free interest rate	1.63% - 2.97%
Expected volatility	57.8% - 59.1%
Dividend yield	0.0%
Fair value on grant date	$4.83 - $5.11

As of June 30, 2022, the Company had $5.2 million of unrecognized stock-based compensation expense related to unvested stock options.

Restricted Stock Units

The Company granted RSUs with service vesting conditions during the six months ended June 30, 2022 to employees and non-employee members of our board of directors. The vesting period for RSUs granted to employees is generally three years, subject to continued employment, and the vesting period for RSUs granted to non-employee members of our board of directors generally ranges from three months to three years, subject to continued service on the board of directors.

The following summarizes RSU award activity during the six months ended June 30, 2022:

	Number of RSUs (in thousands)	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2021	203	$7.88
Granted	1,855	5.03
Vested and settled	(4)	5.11
Forfeited	(3)	5.11
Outstanding as of June 30, 2022	2,051	5.31

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 22

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

As of June 30, 2022, 65,356 RSUs have vested, but have not yet been settled in shares of the Company’s Class A common stock, pursuant to elections made by certain non-employee members of our board of directors to defer settlement thereof under the Offerpad Solutions Inc. Deferred Compensation Plan for Directors.

As of June 30, 2022, the Company had $8.9 million of unrecognized stock-based compensation expense related to unvested RSUs.

Performance-Based Restricted Stock Units

The Company granted PSUs during the six months ended June 30, 2022, which include both a service vesting condition and a performance vesting condition that is associated with the share price of the Company’s Class A common stock. Subject to the employee’s continued employment or service through the end of the performance period, the PSUs will vest based on the achievement of pre-determined price per share goals over the performance period calculated based on the average price per share over any 60 consecutive calendar-day period during the performance period. Shares earned under the PSU awards are transferred to the award holders upon the completion of the requisite service period of three years. If the average price per share does not meet the minimum price per share goal as of the last day of the performance period, the PSUs automatically will be forfeited and terminated without consideration.

The assumptions used in the Monte Carlo simulation model to determine the fair value of the PSU awards granted during the six months ended June 30, 2022 are as follows:

Risk-free interest rate	1.47%
Expected volatility	60.0%
Dividend yield	0.0%
Fair value on grant date	$5.11

The following summarizes PSU award activity during the six months ended June 30, 2022:

	Number of PSUs (in thousands)	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2021	—	$—
Granted	2,115	4.72
Vested	—	—
Forfeited	—	—
Outstanding as of June 30, 2022	2,115	4.72

As of June 30, 2022, the Company had $8.9 million of unrecognized stock-based compensation expense related to unvested PSUs.

Stock-based Compensation Expense

The following details stock-based compensation expense for the respective periods:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2022	2021	2022	2021
Sales, marketing and operating	$616	$193	$964	$365
General and administrative	1,592	331	2,731	650
Technology and development	192	125	333	248
Stock-based compensation expense	$2,400	$649	$4,028	$1,263

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 23

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 13. VARIABLE INTEREST ENTITIES

The Company formed certain special purpose entities (each, an “SPE”) to purchase and sell residential properties. Each SPE is a wholly owned subsidiary of the Company and a separate legal entity, and neither the assets nor credit of any such SPE are available to satisfy the debts and other obligations of any affiliate or other entity. The credit facilities are secured by the assets and equity of one or more SPEs. These SPEs are variable interest entities, and the Company is the primary beneficiary as it has the power to control the activities that most significantly impact the SPEs’ economic performance and the obligation to absorb losses of the SPEs or the right to receive benefits from the SPEs that could potentially be significant to the SPEs. The SPEs are consolidated within the Company’s condensed consolidated financial statements.

The following summarizes the assets and liabilities related to the VIEs as of the respective period ends:

	June 30,	December 31,
($ in thousands)	2022	2021
Assets
Restricted cash	$44,474	$24,616
Accounts receivable	11,862	4,845
Inventory	1,289,426	1,132,571
Prepaid expenses and other current assets	5,143	2,871
Total assets	$1,350,905	$1,164,903
Liabilities
Accounts payable	$6,909	$2,810
Accrued and other current liabilities	3,553	3,537
Secured credit facilities and notes payable, net - current portion	1,141,911	1,026,196
Total liabilities	$1,152,373	$1,032,543

NOTE 14. EARNINGS PER SHARE

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares plus the incremental effect of dilutive potential common shares outstanding during the period. In periods when losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The components of basic and diluted earnings per share are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per share data)	2022	2021	2022	2021
Numerator:
Net income	$11,558	$9,190	$52,546	$8,957
Denominator:
Weighted average common shares outstanding, basic	245,845	59,391	242,998	58,981
Dilutive effect of stock options	14,901	24,740	17,194	24,784
Dilutive effect of warrants	—	1,887	—	1,887
Dilutive effect of preferred stock	—	138,612	—	138,612
Weighted average common shares outstanding, diluted	260,746	224,630	260,192	224,264
Net income per share, basic	$0.05	$0.15	$0.22	$0.15
Net income per share, diluted	$0.04	$0.04	$0.20	$0.04
Anti-dilutive securities excluded from diluted income per share:
Anti-dilutive stock options	1,087	—	1,018	—
Anti-dilutive restricted stock units	1,985	—	1,848	—
Anti-dilutive performance-based restricted stock units	2,115	—	2,115	—
Anti-dilutive warrants	21,783	—	21,783	—

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 24

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 15. INCOME TAXES

The Company determines its interim tax provision by applying the estimated effective income tax rate expected to be applicable for the full fiscal year to its income (loss) before income taxes for the period. The Company’s effective tax rate is dependent on several factors, such as tax rates in state jurisdictions and the relative amount of income the Company earns in the respective jurisdiction.

The Company’s effective tax rate was 12.2% and 1.0% for the three months ended June 30, 2022 and 2021, respectively, and 6.3% and 1.0% for the six months ended June 30, 2022 and 2021, respectively. The Company’s effective tax rate during the three and six months ended June 30, 2022 differed from the federal statutory rate of 21% primarily due to net operating loss carryforwards, stock-based compensation, changes in the fair value of warrant liabilities and state taxes. The valuation allowance recorded against our net deferred tax assets was $33.3 million as of June 30, 2022.

As of June 30, 2022, we continue to have a full valuation allowance recorded against all deferred tax assets and will continue to evaluate our valuation allowance in future periods for any change in circumstances that causes a change in judgment about the realizability of the deferred tax assets. The amount of the deferred tax assets considered realizable, however, could be adjusted in future periods if estimates of future taxable income during the carryforward period are increased, if objective negative evidence in the form of cumulative losses is no longer present, and if we employ tax planning strategies in the future.

The Internal Revenue Code contains provisions that limit the utilization of net operating loss carryforwards and tax credit carryforwards if there has been an ownership change. Such ownership change, as described in Section 382 of the Internal Revenue Code, may limit the Company’s ability to utilize its net operating loss carryforwards and tax credit carryforwards on a yearly basis. To the extent that any single-year limitation is not utilized to the full amount of the limitation, such unused amounts are carried over to subsequent years until the earlier of utilization or the expiration of the relevant carryforward period. The Company determined that an ownership change occurred on February 10, 2017. An analysis was performed and while utilization of net operating losses would be limited in years prior to December 31, 2020, subsequent to that date, there is no limitation on the Company’s ability to utilize its net operating losses. As such, the ownership change has no impact to the carrying value of the Company’s net operating loss carryforwards or ability to use them in future years.

NOTE 16. RELATED-PARTY TRANSACTIONS

LL Credit Facilities

As of June 30, 2022, we have one senior secured credit facility with a related party and two mezzanine secured credit facilities with a related party. The following summarizes certain details related to these facilities:

	As of June 30, 2022		As of December 31, 2021
($ in thousands)	Borrowing Capacity	Outstanding Amount	Borrowing Capacity	Outstanding Amount
Senior secured credit facility with a related party	$85,000	$30,728	$85,000	$81,926
Mezzanine secured credit facilities with a related party	$79,000	$56,728	$79,000	$82,509

Since October 2016, we have been party to a loan and security agreement (the “LL Funds Loan Agreement”), with LL Private Lending Fund, L.P. and LL Private Lending Fund II, L.P., both of which are affiliates of LL Capital Partners I, L.P., which holds more than 5% of our Class A common stock. Additionally, Roberto Sella, who is a member of our board of directors, is the managing partner of LL Funds. The LL Funds Loan Agreement is comprised of a senior secured credit facility and a mezzanine secured credit facility, under which we may borrow funds up to a maximum principal amount of line of $85.0 million and $14.0 million, respectively. The LL Funds Loan Agreement also provides us with the option to borrow above the fully committed borrowing capacity, subject to the lender’s discretion. Refer to Note 8, Credit Facilities and Notes Payable, for further details about the facilities under the LL Funds Loan Agreement.

Since March 2020, we have also been party to a mezzanine loan and security agreement (the “LL Mezz Loan Agreement”), with LL Private Lending Fund II, L.P., which is an affiliate of LL Capital Partners I, L.P. Under the LL Mezz Loan Agreement, we may borrow funds up to a maximum principal amount of $65.0 million. In July 2022, the borrowing capacity under the LL Mezz Loan Agreement was increased to $97.5 million. Refer to Note 8, Credit Facilities and Notes Payable, for further details about the mezzanine facility under the LL Mezz Loan Agreement.

We paid interest for borrowings under the LL facilities of $1.4 million and $2.2 million during the three months ended June 30, 2022 and 2021, respectively, and $4.4 million and $3.9 million during the six months ended June 30, 2022 and 2021.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 25

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Use of First American Financial Corporation’s Services

First American Financial Corporation (“First American”), which holds more than 5% of our Class A common stock, through its subsidiaries is a provider of title insurance and settlement services for real estate transactions and a provider of property data services. We use First American’s services in the ordinary course of our home-buying and home-selling activities. We paid First American $5.2 million and $2.6 million during the three months ended June 30, 2022 and 2021, respectively, and $10.9 million and $4.3 million during the six months ended June 30, 2022 and 2021, respectively, for its services, inclusive of the fees for property data services.

Warehouse Lending Facility with FirstFunding, Inc.

During July 2022, Offerpad Mortgage, LLC (“Offerpad Home Loans” or “OPHL”) entered into a warehouse lending facility with FirstFunding, Inc. (“FirstFunding”), a wholly-owned subsidiary of First American, which holds more than 5% of our Class A common stock. Offerpad Home Loans uses the warehouse lending facility to fund mortgage loans it originates and then sells to third-party mortgage servicers. The committed amount under the facility is $15.0 million and OPHL pays certain customary and ordinary course fees to FirstFunding under the facility, including a funding fee per loan and interest.

Compensation of Immediate Family Members of Brian Bair

Offerpad employs two of Brian Bair’s brothers, along with Mr. Bair’s sister-in-law. The following details the total compensation paid to Mr. Bair’s brothers and Mr. Bair’s sister-in-law, which includes both base salary and annual performance-based cash incentives, during the respective periods:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2022	2021	2022	2021
Mr. Bair’s brother 1	$115	$169	$418	$409
Mr. Bair’s brother 2	108	85	394	311
Mr. Bair’s sister-in-law	32	37	62	69
	$255	$291	$874	$789

During the six months ended June 30, 2022, Mr. Bair’s brothers and Mr. Bair’s sister-in-law received grants of equity awards under the Offerpad Solutions Inc. 2021 Incentive Award Plan, which included awards of restricted stock units (“RSUs”), performance-based RSUs (“PSUs”) and/or stock options, as follows:

	Number of RSUs	Number of Target PSUs	Number of Stock Options
Mr. Bair’s brother 1	84,367	126,551	—
Mr. Bair’s brother 2	79,404	119,107	—
Mr. Bair’s sister-in-law	3,000	—	6,000
	166,771	245,658	6,000

In June 2022, Mr. Bair’s brothers each entered into employment agreements with the Company with customary severance and other terms provided to similarly situated executives.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Homes Purchase Commitments

As of June 30, 2022, the Company was under contract to purchase 2,483 homes for an aggregate purchase price of $869.6 million.

Lease Commitments

The Company has entered into operating lease agreements for its corporate headquarters in Chandler, Arizona and field office facilities in most of the metropolitan markets in which the Company operates in the United States. Refer to Note 6, Leases, for further details.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 26

OFFERPAD SOLUTIONS INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 18. SUBSEQUENT EVENTS

The Company has determined that there have been no events that have occurred that would require recognition in the condensed consolidated financial statements or additional disclosure herein, except as described elsewhere in the notes to the condensed consolidated financial statements.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 27

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information that Offerpad’s management believes is relevant to an assessment and understanding of Offerpad’s consolidated results of operations and financial condition. The discussion should be read together with the unaudited interim condensed consolidated financial statements and accompanying notes included in Part I, Item 1 of this Quarterly Report on Form 10-Q and our audited consolidated financial statements and accompanying notes included in Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2022.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” in this Form 10-Q. Offerpad’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in Part I, Item 1A of Offerpad’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Unless the context otherwise requires, references to “we”, “our” and “the Company” refer to the business and operations of OfferPad, Inc. and its consolidated subsidiaries prior to the Business Combination (as defined below) and to Offerpad Solutions Inc. and its consolidated subsidiaries, following the consummation of the Business Combination.

Overview

Offerpad was founded in 2015 to create a better residential real estate experience by combining advanced technology solutions with fundamental industry expertise. We provide streamlined, data driven iBuying and real estate solutions for the on-demand customer. Our digital “Solutions Center” platform gives users a holistic, customer-centric experience, enabling them to efficiently sell and buy their homes online with streamlined access to ancillary services such as mortgage and title insurance.

Our platform provides a unique dual approach to helping home sellers. In our “Express” offering, sellers can access our website or mobile app to receive a competitive cash offer for their home within 24 hours and quickly close without the major inconveniences associated with traditional real estate selling. In our “Flex” offering, we leverage our technology, scale and logistical expertise to renovate and list a seller’s home for sale while also typically providing a backup “Express” cash offer to the seller, thereby providing optionality of process and certainty of outcome. Our platform provides home buyers the opportunity to browse and tour homes online and submit purchase offers online in a simple process on their own time, with or without an agent. We also offer seamless, integrated access to in-house agents to advise on the purchase of a home as well as access to mortgage services through our in-house mortgage solution, Offerpad Home Loans, or through one of our preferred providers. We believe by offering both “Express” and “Flex” to sellers, and a guided yet flexible and customizable experience to buyers, we have reinvented the home selling and buying experience to meet the digital and on-demand needs of modern consumers.

We have created a pioneering iBuying company and leading on-demand real estate marketplace that has transacted on homes representing approximately $7.9 billion of aggregate revenue since inception in 2015 through June 30, 2022. Our significant growth relative to our limited capital invested is testament to our efficiency and results driven culture, increasing our total contribution margin after interest (per home sold) from approximately $4,900 in 2019 to approximately $9,000 in 2020 and approximately $22,900 in 2021. Since inception, we have focused on improving the unit economics of our model across our markets, with the added benefit of maximizing operational leverage as we scale. A foundation of our strategic approach to growth has been to prove out our business model first, control costs and refine our valuation automation and logistical operations before we scale into additional markets. Our contribution margin after interest across markets, which was approximately 7% company-wide in 2021, is a testament to our understanding of how to grow efficiently and enter into new markets, improve unit economics and increase operating leverage.

As of June 30, 2022, Offerpad operated in nearly 1,800 cities and towns in 27 metropolitan markets across 16 states.

As we expand further into our existing markets, launch new markets, and develop a wide range of new ancillary services, we look forward to bringing our mission of providing your best way to buy and sell a home to even more homeowners and prospective home purchasers across the country.

The Business Combination

On September 1, 2021 (the “Closing Date”), we consummated the transactions contemplated by the Agreement and Plan of Merger, dated March 17, 2021 (the “Merger Agreement”), by and among OfferPad, Inc. (“Old Offerpad”), Supernova Partners Acquisition Company, Inc., a Delaware corporation (“Supernova”), and Orchids Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Pursuant to these transactions, Merger Sub merged with and into Old Offerpad, with Old Offerpad becoming a wholly owned subsidiary of Supernova (the “Business Combination” and, collectively with the other transactions described in the Merger Agreement, the “Transactions”).

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 28

On the Closing Date, and in connection with the closing of the Transactions, Supernova changed its name to Offerpad Solutions Inc. (“Offerpad Solutions”).

We accounted for the Business Combination as a reverse recapitalization whereby Old Offerpad was determined as the accounting acquirer and Supernova as the accounting acquiree. While Supernova was the legal acquirer in the Business Combination, because Old Offerpad was determined as the accounting acquirer, the historical financial statements of Old Offerpad became the historical financial statements of the combined company, upon the consummation of the Business Combination. Accordingly, Offerpad Solutions, as the parent company of the combined business, is the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.

The Business Combination had a significant impact on our reported financial position and results as a result of the reverse recapitalization. One of the most significant changes in our reported financial position and results was an increase in cash and cash equivalents. Upon the closing of the Business Combination, Offerpad Solutions received total gross proceeds of $284.0 million, which consisted of $34.0 million from Supernova’s trust and operating accounts, $200.0 million in proceeds from the private placement (“PIPE Investment”) and $50.0 million in proceeds from the execution of the forward purchase agreements pursuant to which certain affiliates of Supernova agreed to purchase, upon the closing of the Transactions, an aggregate of 5,000,000 shares of Offerpad Solutions Class A common stock and an aggregate of 1,666,667 warrants to purchase one share of Offerpad Solutions Class A common stock, for an aggregate purchase price of $50,000,000, or $10.00 per share of Offerpad Solutions Class A common stock and one-third of one warrant to purchase one share of Offerpad Solutions Class A common stock (“Forward Purchase Agreements”). This was partially offset by transaction costs for the Business Combination of approximately $51.2 million, which principally consisted of advisory, legal and other professional fees, and $63.4 million of cumulative debt repayments, inclusive of accrued but unpaid interest, that were paid in conjunction with the closing of the Business Combination.

Additionally, in connection with the Business Combination, we recognized a $26.5 million warrant liability on our condensed consolidated balance sheet for the fair value of the public warrants and private placement warrants that were previously issued by Supernova and assumed in the Business Combination, along with the additional private placement warrants that were issued upon the closing of the Business Combination. We adjust the warrants to fair value at each reporting period. The warrant liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our unaudited condensed consolidated statements of operations. As a result of the recurring fair value measurement, our future financial statements and results of operations may fluctuate quarterly, based on factors that are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the warrants each reporting period and that the amount of such gains or losses could be material.

As a result of the Business Combination, we became an SEC-registered and NYSE listed company, which has required us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred and expect to continue to incur additional annual operating expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal and administrative resources.

Our Business Model

Revenue Model

Our mission is to provide your best way to buy and sell a home. Period. Offerpad was founded to create a better residential real estate experience by combining advanced technology solutions with fundamental industry expertise. The “Express” cash offer is the flagship offering, allowing customers to sell on their own schedule and without the hassle of showings, open houses, and aligning closing dates with the purchase date of their new home. However, this is only one of several offerings within our Solutions Center designed to meet the unique needs of our customers. With Offerpad “Flex”, customers partner with Offerpad to list their home for sale on the open market while utilizing Offerpad’s concierge and renovation services, as well as work with an Offerpad Solutions Expert to help them find their next home. Through Offerpad “Flex”, our customers essentially dual track a sale by utilizing both our personalized listing services while also having our initial cash offer as a backup option, typically for up to 60 days.

We typically acquire homes directly from individual sellers. After purchasing the home, we make necessary repairs and upgrades before listing it for sale on our platforms and Multiple Listing Services (“MLS”). We resell these homes to both individual consumer and institutional investor buyers. Currently, revenues from home sales through our “Express” cash offer are our primary source of revenue; however, we expect greater contribution from our “Flex” offering as we drive expansion of this offering and from ancillary services in the future as our full product offering expands and matures.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 29

Offers

We generate demand for our services through traditional media, digital media, organic referral, and partnership channels. Partnership channels include relationships with homebuilders, brokerages, and complementary industry partners. Interested home sellers visit our desktop or mobile website or app and fill out a short questionnaire about their home. If the home fits our eligible criteria, an Offerpad employee will reach out within 24 hours via email, phone, or text to deliver and discuss Offerpad’s cash purchase offer and review any other services that may be of interest to the customer, including our Flex listing and buyer representation services and our mortgage solutions offerings. If a customer chooses to list their home with Offerpad Flex, once a customer sells a home directly to a buyer using Flex, we earn a service fee, typically as a percentage of the sales price of the home.

Home Acquisition and Renovation

Once the offer is received and reviewed by the customer, if they choose to proceed, a purchase contract is generated and signed. If the customer is represented by a third party agent, we work directly with such agent in addition to paying the agent’s fee. Upon signing, an Offerpad employee and a third-party inspector visit the home (either virtually or in person) to verify the information gathered during underwriting and identify any necessary repairs. Once repairs are agreed upon (if any), the homeowner chooses the closing date that meets their needs. The ability to choose the closing date is a very important feature, as it allows the homeowner to close around buying their next home or other influential events.

If renovations were deemed necessary in the underwriting process, an Offerpad Project Manager will begin coordinating the renovation after we close on the home purchase. We utilize a mix of Offerpad employed foreman and crew members as well as third-party specialists to execute necessary renovations. Our renovation strategy is focused on maximizing return through accretive upgrades and ensuring the home is in list-ready condition and is continually refined based on market level trends. We actively manage our vendor network through quality, cost, and timeliness evaluations.

Home Resale

Post-renovation, an Offerpad employee completes a final walkthrough to ensure the renovation was performed according to plan and quality specifications. Efficiently turning over our inventory is important as we incur holding costs (including property taxes, insurance, utilities, and homeowner association dues) and financing costs while we own the home. However, we routinely make strategic decisions or offer services that are designed to generate improved returns even if resulting in an increase in average inventory holding period. In order to minimize the sales period, we market our homes across a wide variety of websites and platforms to generate buyer demand. This includes the Offerpad website and mobile app, local MLS, and syndication across online real estate portals.

Prior to listing the home for sale, an Offerpad Asset Manager will reevaluate the current market and comparable properties using the same underwriting technology as is used in the buying process to price the home accordingly. Our acquisition and resale teams work closely to ensure market level trends are captured and anticipated in pricing decisions. The ultimate goal during the resale process is to maximize return on investment when considering pricing and holding periods.

Once a purchase offer is received on a home, we enter into negotiations with the buyer and upon agreement of price, terms and conditions, we enter into a purchase contract. If the buyer is represented by an agent, we work directly with the agent. The buyer then conducts a customary inspection of the home and takes possession of the home upon funding and closing. We pay agent commissions for home buyers out of funds received at closing.

Factors Affecting Our Performance

Market Penetration in Existing Markets

Residential real estate is one of the largest industries with roughly $2.5 trillion in value of homes transacted in 2021 in the United States and is highly fragmented with over 100,000 brokerages, according to the National Association of Realtors (NAR) as of 2020. In 2021, we estimate that we captured roughly 0.9% market share across our then active 21 markets. Given this high degree of fragmentation, we believe that bringing a solutions-oriented approach to the market with multiple buying and selling services to meet the unique needs of customers could lead to continued market share growth and accelerated adoption of the digital model. We have demonstrated higher market share in certain markets, providing the backdrop to grow our overall market penetration as our offerings expand and evolve. By providing a consistent, transparent, and unique experience, we expect to continue to build upon our past success and further strengthen our brand and consumer adoption.

Expansion into New Markets

Since our launch in 2015, we have expanded into 21 markets as of the end of 2021, and during the first six months of 2022, we expanded into six additional markets, bringing our total markets served to 27 as of June 30, 2022. Further, in July 2022, we announced that we had expanded into one additional market.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 30

Our 27 markets as of June 30, 2022 covered roughly 26% of the 6.9 million homes sold in 2021 in the United States. Given this current coverage, we believe there is significant opportunity to both increase market penetration in our existing markets and to grow our business through new market expansion, although new market expansion typically generates lower initial margins as we begin operations that increase as we scale volumes. Also, because of our strategic approach to renovations, as well as the listing and buyer representation of our Flex product, we believe a significant portion of the total addressable market is serviceable with our business model.

While we intend to be flexible in assessing market entry points, we will generally look to expand into new markets with qualities similar to our existing markets, including median price point, annual transaction count, as well as strong presence of new homebuilders. We believe the scale and versatility of our platform will allow us to continue to expand into new markets, with our primary barriers to entry consisting largely of capital needed to expand operations and the tendency of consumers to adopt our real estate offerings.

Ancillary Products and Services

Core to our long-term strategy is a suite of offerings to meet the unique needs of our customers. As such, we view adding both additional products and services as well as additional product specific features as critical to supporting this strategy. We aim to deliver our offerings to customers in a smooth, efficient, digital driven platform, focused on transparency and ease of use. The primary goal is to be able to offer multiple services tied to the core real estate transaction, allowing customers to bundle and save. Although further developing these products and services will require significant investment, growing our current offerings and offering additional ancillary products and services, potentially including stand-alone remodel services, energy efficiency solutions, smart home technology, insurance, moving services, and home warranty services, we believe will strengthen our unit economics and allow us to better optimize pricing. Generally, the revenue and margin profiles of our ancillary products and services are different from our “Express” offering that accounts for the vast majority of our revenue, with most ancillary products and services having a smaller average revenue per transaction than our “Express” offering, but a higher margin.

Below is a summary of our current ancillary products and services:

•
Concierge Listing Service: While partnering with Offerpad, the customer will be provided with complementary list-ready services to prepare their home for market, such as carpet cleaning, landscape and pool maintenance, and handyman services. Customers also have the ability to utilize Offerpad’s renovation advance program to complete strategic upgrades to maximize the resale value of the home.
•
Offerpad Home Loans (“OPHL”): We provide access to mortgage services through our in-house mortgage solution, OPHL, or through a third-party lending partner.
•
Bundle Rewards: The Offerpad Bundle Rewards program allows customers to receive multiple discounts when selling and buying a home with Offerpad, and by obtaining their home loan with OPHL.
•
Title and Escrow: To deliver title and escrow closing services, we have a national relationship with a leading title and escrow company, through which we are able to leverage our size and scale to provide exceptional service with favorable economics.

Unit Economics

We view Contribution Margin and Contribution Margin after Interest (see “—Non-GAAP Financial Measures”) as key performance indicators for unit economic performance, which are currently primarily driven by our Express transactions. Future financial performance improvements are expected to be driven by expanding unit level margins through initiatives such as:

•
Continued optimization of acquisition, renovation, and resale processes, as we expand our market footprint and increase penetration in existing markets;
•
Effectively increasing our Flex business alongside the Express business, optimizing customer engagement and increasing conversion of requests for home purchases; and
•
Introducing and scaling additional ancillary services to complement our core Express and Flex products.

Operating Leverage

We utilize our technology and product teams to design systems and workflows to make our operations teams more efficient and able to support and scale with the business. Many positions are considered volume based, and as we continue to grow, we focus on developing more automation tools to gain additional leverage. Additionally, as we continue to grow the business, we expect to be able to gain operating leverage on portions of our cost structure that are more fixed in nature as opposed to purely variable. These types of costs include general and administrative expenses and certain marketing and information technology expenses, which grow at a slower pace than proportional to revenue growth.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 31

Inventory Financing

Our business model requires significant capital to purchase inventory homes. Inventory financing is a key enabler to our growth and we rely on our non-recourse asset-backed financing facilities, which consist of senior and mezzanine secured credit facilities to finance our home purchases. The loss of adequate access to these types of facilities, or the inability to maintain these types of facilities on favorable terms, would impair our performance. See “—Liquidity and Capital Resources—Financing Activities.”

General Economic Conditions and Health of the U.S. Residential Real Estate Industry

Our business and operating results are impacted by the general economic conditions and the health of the U.S. residential real estate industry, particularly the single family home resale market. Our business model depends on a high volume of residential real estate transactions throughout the markets in which we operate. This transaction volume affects all of the ways that we generate revenue, including our ability to acquire new homes and generate associated fees, and our ability to sell homes that we own.

The residential real estate market conditions were generally favorable during the six months ended June 30, 2022, with strong consumer demand and home price appreciation, resulting from a limited supply of new and resale single family homes on the market, and steady employment and wage growth. However, towards the end of the second quarter of 2022, consumer demand for residential real estate softened as a result of various macroeconomic conditions, including increases in mortgage interest rates during the quarter, increased inflation in the broader economy, and volatility and declines in the stock market. If these macroeconomic trends continue for an extended period of time or if the U.S. enters into a recession, these factors may negatively impact housing affordability and homebuyer sentiment, which could result in a decline in the demand for our homes and the services offered by our platform and materially impact our financial condition and results of operations.

Further, the COVID-19 pandemic yielded an unprecedented environment that significantly impacted residential real estate transaction volume. After experiencing sequential, quarter-over-quarter declines in revenue in the second and third quarters of 2020, which resulted from the in-person activity limitations that were imposed by governmental authorities and our pause in home purchases, we generated sequential, quarter-over-quarter increases in revenue beginning in the fourth quarter of 2020 and continuing through the second quarter of 2022. Although we experienced strong financial and operational performance during these recent periods, and we believe that we have adapted our business operations to function effectively during the ongoing COVID-19 pandemic, the duration and magnitude of the impact of the COVID-19 pandemic remains unknown, and could adversely affect our business in future periods.

Seasonality

The residential real estate market is seasonal and varies from market to market. Typically, the greatest number of transactions occur in the spring and summer, with fewer transactions occurring in the fall and winter. Our financial results, including revenue, margins, inventory, and financing costs, have historically had seasonal characteristics generally consistent with the residential real estate market, a trend we expect to continue in the future, subject to the market conditions discussed above.

Risk Management

Our business model is based upon acquiring homes at a price which will allow us to provide a competitive offer to the consumer, while being able to add value through the renovation process, and relist the home so that it sells at a profit and in a relatively short period of time. We have invested significant resources into our underwriting and asset management systems. Our software engineering and data science teams focus on underwriting accuracy, portfolio health, and workflow optimization. This allows us to properly assess and adjust to changes in the local housing market conditions based on our technology, analysis and local real estate experience, in order to mitigate our risk exposure.

•
We are able to manage our portfolio risk in part by our ability to manage holding periods for our inventory. Traditionally resale housing pricing moves gradually through cycles; therefore, shorter inventory holding periods limit pricing exposure. As we have increased our scale and improved our workflow optimization, combined with favorable housing market conditions across our markets during 2021, our average inventory holding period of homes sold improved from 138 days in 2016 to 95 days in both 2019 and 2020, and 76 days in 2021, reducing our pricing risk from holding aged inventory.
•
Our underwriting tools are constantly updated with inputs from third party data sources, proprietary data sources as well as internal data to adjust to the latest market conditions. This limits pricing exposure to homes previously acquired and not under contract to be resold. Typically, a large portion of our inventory is under contract to be sold at any given time.
•
Our listed homes are in market-ready and move-in ready condition following the repairs and renovations we conduct.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 32

Non-GAAP Financial Measures

In addition to our results of operations below, we report certain financial measures that are not required by, or presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures, including gross profit and net income. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries.

Adjusted Gross Profit, Contribution Profit, and Contribution Profit After Interest (and related margins)

To provide investors with additional information regarding our margins, we have included Adjusted Gross Profit, Contribution Profit, and Contribution Profit After Interest (and related margins), which are non-GAAP financial measures. We believe that Adjusted Gross Profit, Contribution Profit, and Contribution Profit After Interest are useful financial measures for investors as they are used by management in evaluating unit level economics and operating performance across our markets. Each of these measures is intended to present the economics related to homes sold during a given period. We do so by including revenue generated from homes sold (and ancillary services) in the period and only the expenses that are directly attributable to such home sales, even if such expenses were recognized in prior periods, and excluding expenses related to homes that remain in inventory as of the end of the period presented. Contribution Profit provides investors a measure to assess Offerpad’s ability to generate returns on homes sold during a reporting period after considering home acquisition costs, renovation and repair costs, and adjusting for holding costs and selling costs. Contribution Profit After Interest further impacts gross profit by including interest costs (including senior and mezzanine secured credit facilities) attributable to homes sold during a reporting period. We believe these measures facilitate meaningful period over period comparisons and illustrate our ability to generate returns on assets sold after considering the costs directly related to the assets sold in a presented period.

Adjusted Gross Profit, Contribution Profit and Contribution Profit After Interest (and related margins) are supplemental measures of our operating performance and have limitations as analytical tools. For example, these measures include costs that were recorded in prior periods under GAAP and exclude, in connection with homes held in inventory at the end of the period, costs required to be recorded under GAAP in the same period.

Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. We include a reconciliation of these measures to the most directly comparable GAAP financial measure, which is gross profit.

Adjusted Gross Profit / Margin

We calculate Adjusted Gross Profit as gross profit under GAAP adjusted for (1) net inventory impairment plus (2) interest expense associated with homes sold in the presented period and recorded in cost of revenue. Net inventory impairment is calculated by adding back the inventory impairment charges recorded during the period on homes that remain in inventory at period end and subtracting the inventory impairment charges recorded in prior periods on homes sold in the current period. We define Adjusted Gross Margin as Adjusted Gross Profit as a percentage of revenue.

We view this metric as an important measure of business performance, as it captures gross margin performance isolated to homes sold in a given period and provides comparability across reporting periods. Adjusted Gross Profit helps management assess performance across the key phases of processing a home (acquisitions, renovations, and resale) for a specific resale cohort.

Contribution Profit / Margin

We calculate Contribution Profit as Adjusted Gross Profit, minus (1) direct selling costs incurred on homes sold during the presented period, minus (2) holding costs incurred in the current period on homes sold during the period recorded in sales, marketing, and operating, minus (3) holding costs incurred in prior periods on homes sold in the current period recorded in sales, marketing, and operating, plus (4) other income which historically is primarily comprised of net income to us from the investment related to our OPHL operations. The composition of our holding costs is described in the footnotes to the reconciliation table below. We define Contribution Margin as Contribution Profit as a percentage of revenue.

We view this metric as an important measure of business performance as it captures the unit level performance isolated to homes sold in a given period and provides comparability across reporting periods. Contribution Profit helps management assess inflows and outflow directly associated with a specific resale cohort.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 33

Contribution Profit / Margin After Interest

We define Contribution Profit After Interest as Contribution Profit, minus (1) interest expense associated with homes sold in the presented period and recorded in cost of revenue, minus (2) interest expense associated with homes sold in the presented period, recorded in costs of sales, and previously excluded from Adjusted Gross Profit, and minus (3) interest expense under our senior and mezzanine secured credit facilities incurred on homes sold during the period. This includes interest expense recorded in prior periods in which the sale occurred. Our senior and mezzanine secured credit facilities are secured by our homes in inventory and drawdowns are made on a per-home basis at the time of purchase and are required to be repaid at the time the homes are sold. See “—Liquidity and Capital Resources—Financing Activities.” We define Contribution Margin After Interest as Contribution Profit After Interest as a percentage of revenue.

We view this metric as an important measure of business performance. Contribution Profit After Interest helps management assess Contribution Margin performance, per above, when fully burdened with costs of financing.

The following table presents a reconciliation of our Adjusted Gross Profit, Contribution Profit and Contribution Profit After Interest to our gross profit, which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except percentages and homes sold, unaudited)	2022	2021	2022	2021
Gross profit (GAAP)	$92,981	$50,864	$225,123	$84,401
Gross margin	8.6%	13.4%	9.2%	12.7%
Homes sold	2,888	1,259	6,490	2,277
Gross profit per home sold	$32.2	$40.4	$34.7	$37.1
Adjustments:
Inventory impairment - current period (1)	20,995	177	21,233	189
Inventory impairment - prior period (2)	(287)	(95)	(1,205)	(142)
Interest expense capitalized (3)	2,793	767	7,071	1,373
Adjusted gross profit	$116,482	$51,713	$252,222	$85,821
Adjusted gross margin	10.8%	13.7%	10.3%	13.0%
Adjustments:
Direct selling costs (4)	(23,524)	(8,787)	(55,378)	(16,823)
Holding costs on sales - current period (5)(6)	(1,293)	(533)	(3,723)	(1,161)
Holding costs on sales - prior period (5)(7)	(526)	(188)	(907)	(214)
Other income (8)	24	7	28	248
Contribution profit	$91,163	$42,212	$192,242	$67,871
Contribution margin	8.4%	11.1%	7.8%	10.2%
Homes sold	2,888	1,259	6,490	2,277
Contribution profit per home sold	$31.6	$33.5	$29.6	$29.8
Adjustments:
Interest expense capitalized (3)	(2,793)	(767)	(7,071)	(1,373)
Interest expense on homes sold - current period (9)	(4,115)	(1,345)	(11,149)	(2,826)
Interest expense on homes sold - prior period (10)	(1,999)	(386)	(3,721)	(468)
Contribution profit after interest	$82,256	$39,714	$170,301	$63,204
Contribution margin after interest	7.6%	10.5%	6.9%	9.5%
Homes sold	2,888	1,259	6,490	2,277
Contribution profit after interest per home sold	$28.5	$31.5	$26.2	$27.8
(1)
Inventory impairment – current period is the inventory valuation adjustments recorded during the period presented associated with homes that remain in inventory at period end.
(2)
Inventory impairment – prior period is the inventory valuation adjustments recorded in prior periods associated with homes that sold in the period presented.
(3)
Interest expense capitalized represents all interest related costs, including senior and mezzanine secured credit facilities, incurred on homes sold in the period presented that were capitalized and expensed in cost of sales at the time of sale.
(4)
Direct selling costs represents selling costs incurred related to homes sold in the period presented. This primarily includes broker commissions and title and escrow closing fees.
(5)
Holding costs primarily include insurance, utilities, homeowners association dues, property taxes, cleaning, and maintenance costs.
(6)
Represents holding costs incurred on homes sold in the period presented and expensed to Sales, marketing, and operating on the Condensed Consolidated Statements of Operations.
(7)
Represents holding costs incurred in prior periods on homes sold in the period presented and expensed to Sales, marketing, and operating on the Condensed Consolidated Statements of Operations.
(8)
Other income principally represents income earned from the sale of certain fixed assets.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 34

(9)
Represents both senior and mezzanine interest expense incurred on homes sold in the period presented and expensed to interest expense on the Condensed Consolidated Statements of Operations.
(10)
Represents both senior and mezzanine secured credit facilities interest expense incurred in prior periods on homes sold in the period presented and expensed to interest expense on the Condensed Consolidated Statements of Operations.

Adjusted Net Income (Loss) and Adjusted EBITDA

We also present Adjusted Net Income (Loss) and Adjusted EBITDA, which are non-GAAP financial measures, which our management team uses to assess our underlying financial performance. We believe these measures provide insight into period over period performance, adjusted for non-recurring or non-cash items.

We calculate Adjusted Net Income (Loss) as GAAP Net Income (Loss) adjusted for the change in fair value of warrant liabilities. We define Adjusted Net Income (Loss) Margin as Adjusted Net Income (Loss) as a percentage of revenue.

We calculate Adjusted EBITDA as Adjusted Net Income (Loss) adjusted for interest expense, amortization of capitalized interest, taxes, depreciation and amortization and stock-based compensation expense. We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of revenue.

Adjusted Net Income (Loss) and Adjusted EBITDA are supplemental to our operating performance measures calculated in accordance with GAAP and have important limitations. For example, Adjusted Net Income (Loss) and Adjusted EBITDA exclude the impact of certain costs required to be recorded under GAAP and could differ substantially from similarly titled measures presented by other companies in our industry or companies in other industries. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table presents a reconciliation of our Adjusted Net Income (Loss) and Adjusted EBITDA to our GAAP Net Income (Loss), which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except percentages, unaudited)	2022	2021	2022	2021
Net income (GAAP)	$11,558	$9,190	$52,546	$8,957
Change in fair value of warrant liabilities	(12,537)	—	(18,201)	—
Adjusted net (loss) income	$(979)	$9,190	$34,345	$8,957
Adjusted net (loss) income margin	(0.1)%	2.4%	1.4%	1.4%
Adjustments:
Interest expense	7,771	2,257	14,967	4,175
Amortization of capitalized interest (1)	2,793	767	7,071	1,373
Income tax expense	1,610	89	3,509	89
Depreciation and amortization	130	146	249	277
Amortization of stock-based compensation	2,400	649	4,028	1,263
Adjusted EBITDA	$13,725	$13,098	$64,169	$16,134
Adjusted EBITDA margin	1.3%	3.5%	2.6%	2.4%
(1)
Amortization of capitalized interest represents all interest related costs, including senior and mezzanine secured interest related costs, incurred on homes sold in the period presented that were capitalized and expensed in cost of sales at the time of sale.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 35

Results of Operations

The following details our consolidated results of operations and includes a discussion of our operating results and significant items explaining the material changes in our operating results during the three and six months ended June 30, 2022 compared to the three and six months ended June 30, 2021.

Three Months Ended June 30, 2022 Compared to Three Months Ended June 30, 2021

	Three Months Ended June 30,
	2022	2021	$ Change	% Change	% of Revenue
(in thousands, except percentages)					2022	2021
Revenue	$1,079,531	$378,647	$700,884	185.1%	100.0%	100.0%
Cost of revenue	986,550	327,783	658,767	201.0%	91.4%	86.6%
Gross profit	92,981	50,864	42,117	82.8%	8.6%	13.4%
Operating expenses:
Sales, marketing and operating	65,239	31,595	33,644	106.5%	6.0%	8.3%
General and administrative	16,121	5,137	10,984	213.8%	1.5%	1.4%
Technology and development	3,243	2,603	640	24.6%	0.3%	0.7%
Total operating expenses	84,603	39,335	45,268	115.1%	7.8%	10.4%
Income from operations	8,378	11,529	(3,151)	(27.3)%	0.8%	3.0%
Other income (expense):
Change in fair value of warrant liabilities	12,537	—	12,537	100.0%	1.1%	0.0%
Interest expense	(7,771)	(2,257)	(5,514)	244.3%	(0.7)%	(0.6)%
Other income, net	24	7	17	242.9%	0.0%	0.0%
Total other income (expense)	4,790	(2,250)	7,040	(312.9)%	0.4%	(0.6)%
Income before income taxes	13,168	9,279	3,889	41.9%	1.2%	2.4%
Income tax expense	(1,610)	(89)	(1,521)	*	(0.1)%	(0.0)%
Net income	$11,558	$9,190	$2,368	25.8%	1.1%	2.4%

* Not meaningful

Revenue

Revenue increased by $700.9 million, or 185.1%, to $1,079.5 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase was primarily attributable to higher sales volumes, and a higher average sales price. We sold 2,888 homes during the three months ended June 30, 2022 compared to 1,259 homes during the three months ended June 30, 2021, representing an increase of 129%. Additionally, the average resale home price increased by 25% from $298,000 in the three months ended June 30, 2021 to $372,000 in the three months ended June 30, 2022. These increases were the result of the increase in number of markets due to our strategic market expansion plans, an increase in existing market penetration, and increases in overall residential housing prices caused by limited housing supply on the market and generally strong consumer demand across our markets in the three months ended June 30, 2022.

Cost of Revenue and Gross Profit

Cost of revenue increased by $658.8 million, or 201.0%, to $986.6 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was primarily attributable to higher sales volumes, and a higher average home acquisition price.

Gross profit margin was 8.6% for the three months ended June 30, 2022 compared to 13.4% for the three months ended June 30, 2021. The decrease in gross profit margin was primarily due to a decrease in the difference between the average home resale price and the average home acquisition price during the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This decrease was primarily due to more conservative acquisition underwriting through the first half of 2021 due to the continued market uncertainty that occurred as a result of the COVID-19 pandemic. The decrease in gross profit margin was also due to a $21.0 million increase in the inventory valuation adjustment as a result of the softening consumer demand for residential real estate towards the end of the second quarter of 2022, causing the net realizable value for certain homes in inventory to be lower than their respective cost.

Sales, Marketing and Operating

Sales, marketing and operating expense increased by $33.6 million, or 106.5%, to $65.2 million, and improved 230 basis points to 6.0% as a percentage of revenue, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase in expense was primarily attributable to the increase in variable costs associated with the significant

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 36

increase in homes sold, and higher employee compensation costs associated with increased employee headcount. This increase in expense was also due to a $4.7 million increase in advertising expense due to an increase in the number of markets due to our strategic market expansion plans. The decline as a percentage of revenue was primarily due to the overall increased cost leverage achieved from the significant increase in revenue, while effectively managing our cost structure, as well as a decrease in the average commission rate paid to home buyers’ agents.

General and Administrative

General and administrative expense increased by $11.0 million, or 213.8%, to $16.1 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This represented a slight increase as a percentage of revenue of 10 basis points to 1.5%. The increase in expense was primarily attributable to additional expenses incurred as a public company as a result of the Business Combination on September 1, 2021, including costs associated with obtaining directors’ and officers’ liability insurance and increased legal, accounting and financial compliance costs and professional fees. The increase in expense was also due to higher employee compensation costs associated with increased employee headcount as a result of the recent growth in the business, and higher stock-based compensation expense associated with new grants of equity awards during 2022.

Technology and Development

Technology and development expense increased by $0.7 million, or 24.6%, to $3.2 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This represented a decrease as a percentage of revenue of 40 basis points. The increase in expense was primarily attributable to higher employee compensation costs associated with increased employee headcount as a result of the recent growth in the business. The improvement as a percentage of revenue was primarily attributable to effectively leveraging our cost structure as revenue increased significantly.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities for the three months ended June 30, 2022 represents a $12.5 million gain that was recorded as a result of the fair value adjustment of the warrant liabilities that were assumed in connection with the Business Combination.

Interest Expense

Interest expense increased by $5.5 million, or 244.3%, to $7.8 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase in expense was primarily attributable to an increase in the average outstanding balance of our senior secured credit facilities due to an increase in real estate inventory funded by the facilities.

Other Income, Net

Other income, net was nominal during each of the three months ended June 30, 2022 and 2021.

Income Tax Expense

Our effective tax rate was 12.2% and 1.0% for the three months ended June 30, 2022 and 2021, respectively. Our effective tax rate during the three months ended June 30, 2022 differed from the federal statutory rate of 21% primarily due to net operating loss carryforwards, stock-based compensation, changes in the fair value of warrant liabilities and state taxes.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 37

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

	Six Months Ended June 30,
	2022	2021	$ Change	% Change	% of Revenue
(in thousands, except percentages)					2022	2021
Revenue	$2,453,368	$662,619	$1,790,749	270.3%	100.0%	100.0%
Cost of revenue	2,228,245	578,218	1,650,027	285.4%	90.8%	87.3%
Gross profit	225,123	84,401	140,722	166.7%	9.2%	12.7%
Operating expenses:
Sales, marketing and operating	135,127	56,671	78,456	138.4%	5.5%	8.6%
General and administrative	30,778	9,871	20,907	211.8%	1.2%	1.5%
Technology and development	6,425	4,886	1,539	31.5%	0.3%	0.7%
Total operating expenses	172,330	71,428	100,902	141.3%	7.0%	10.8%
Income from operations	52,793	12,973	39,820	306.9%	2.2%	1.9%
Other income (expense):
Change in fair value of warrant liabilities	18,201	—	18,201	100.0%	0.7%	0.0%
Interest expense	(14,967)	(4,175)	(10,792)	258.5%	(0.6)%	(0.6)%
Other income, net	28	248	(220)	(88.7)%	0.0%	0.1%
Total other income (expense)	3,262	(3,927)	7,189	(183.1)%	0.1%	(0.5)%
Income before income taxes	56,055	9,046	47,009	519.7%	2.3%	1.4%
Income tax expense	(3,509)	(89)	(3,420)	*	(0.2)%	(0.0)%
Net income	$52,546	$8,957	$43,589	486.6%	2.1%	1.4%

* Not meaningful

Revenue

Revenue increased by $1,790.7 million, or 270.3%, to $2,453.4 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase was primarily attributable to higher sales volumes, and a higher average sales price. We sold 6,490 homes during the six months ended June 30, 2022 compared to 2,277 homes during the six months ended June 30, 2021, representing an increase of 185%. Additionally, the average resale home price increased by 30% from $289,000 in the six months ended June 30, 2021 to $377,000 in the six months ended June 30, 2022. These increases were the result of the increase in number of markets due to our strategic market expansion plans, an increase in existing market penetration, and increases in overall residential housing prices caused by limited housing supply on the market and generally strong consumer demand across our markets in the six months ended June 30, 2022.

Cost of Revenue and Gross Profit

Cost of revenue increased by $1,650.0 million, or 285.4%, to $2,228.2 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was primarily attributable to higher sales volumes, and a higher average home acquisition price.

Gross profit margin was 9.2% for the six months ended June 30, 2022 compared to 12.7% for the six months ended June 30, 2021. The decrease in gross profit margin was primarily due to a decrease in the difference between the average home resale price and the average home acquisition price during the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This decrease was primarily due to more conservative acquisition underwriting through the first half of 2021 due to the continued market uncertainty that occurred as a result of the COVID-19 pandemic. The decrease in gross profit margin was also due to a $21.9 million increase in the inventory valuation adjustment as a result of the softening consumer demand for residential real estate towards the end of the second quarter of 2022, causing the net realizable value for certain homes in inventory to be lower than their respective cost.

Sales, Marketing and Operating

Sales, marketing and operating expense increased by $78.5 million, or 138.4%, to $135.1 million, and improved 310 basis points to 5.5% as a percentage of revenue, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase in expense was primarily attributable to the increase in variable costs associated with the significant increase in homes sold, and higher employee compensation costs associated with increased employee headcount. This increase in expense was also due to a $12.0 million increase in advertising expense due to an increase in the number of markets due to our strategic market expansion plans. The decline as a percentage of revenue was due to the overall increased cost leverage achieved from the significant increase in revenue, while effectively managing our cost structure, as well as a decrease in the average commission rate paid to home buyers’ agents.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 38

General and Administrative

General and administrative expense increased by $20.9 million, or 211.8%, to $30.8 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This represented a decrease as a percentage of revenue of 30 basis points to 1.2%. The increase in expense was primarily attributable to higher employee compensation costs associated with increased employee headcount as a result of the recent growth in the business, and additional expenses incurred as a public company as a result of the Business Combination on September 1, 2021, including costs associated with obtaining directors’ and officers’ liability insurance and increased legal, accounting and financial compliance costs and professional fees. The increase in expense was also due to higher stock-based compensation expense associated with new grants of equity awards during 2022. The improvement as a percentage of revenue was principally attributable to effectively leveraging our cost structure as revenue increased significantly.

Technology and Development

Technology and development expense increased by $1.5 million, or 31.5%, to $6.4 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This represented a decrease as a percentage of revenue of 40 basis points. The increase in expense was primarily attributable to higher employee compensation costs associated with increased employee headcount as a result of the recent growth in the business. The improvement as a percentage of revenue was principally attributable to effectively leveraging our cost structure as revenue increased significantly.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities for the six months ended June 30, 2022 represents an $18.2 million gain that was recorded as a result of the fair value adjustment of the warrant liabilities that were assumed in connection with the Business Combination.

Interest Expense

Interest expense increased by $10.8 million, or 258.5%, to $15.0 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase in expense was primarily attributable to an increase in the average outstanding balance of our senior secured credit facilities due to an increase in real estate inventory funded by the facilities.

Other Income, Net

Other income, net was nominal during the six months ended June 30, 2022. Other income, net during the six months ended June 30, 2021 principally represents a gain from the disposal of fixed assets.

Income Tax Expense

Our effective tax rate was 6.3% and 1.0% for the six months ended June 30, 2022 and 2021, respectively. Our effective tax rate during the six months ended June 30, 2022 differed from the federal statutory rate of 21% primarily due to net operating loss carryforwards, stock-based compensation, changes in the fair value of warrant liabilities and state taxes.

Liquidity and Capital Resources

Overview

Cash and cash equivalents balances consist of operating cash on deposit with financial institutions. Our principal sources of liquidity have historically consisted of cash generated from our operations and financing activities. As of June 30, 2022, we had cash and cash equivalents of $155.2 million and had a total undrawn borrowing capacity of $719.2 million, consisting of $632.9 million under our senior secured credit facilities and $86.3 million under our mezzanine secured credit facilities (as described further below).

We generated net income during the three and six months ended June 30, 2022 and during the year ended December 31, 2021. However, we have incurred losses each year from inception through December 31, 2020 and may incur additional losses in the future. We continue to invest in the development and expansion of our operations. These investments include improvements in infrastructure and a continual improvement to our software, as well as investments in sales and marketing as we expand into new markets.

We expect our working capital requirements to continue to increase over the long term, as we seek to increase our inventory and expand into more markets across the United States. We believe our cash on hand, together with proceeds from the resale of homes and cash from future borrowings available under each of our existing credit facilities or the entry into new financing arrangements, will be sufficient to meet our short-term and long-term working capital and capital expenditure requirements for at least the next twelve months. However, our ability to fund our working capital and capital expenditure requirements will depend in part on general economic, financial, competitive, legislative, regulatory and other conditions that may be beyond our control. Depending on these and other market conditions, we may seek additional financing. Volatility in the credit markets and rising interest rates may have an adverse effect on our ability to obtain debt financing on favorable terms or at all. If we

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 39

raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, or may require us to agree to unfavorable terms, and our existing stockholders may experience significant dilution.

Financing Activities

Our financing activities include borrowing under our senior secured credit facilities, mezzanine secured credit facilities and new issuances of equity. Historically, we have required access to external financing resources in order to fund growth, expansion into new markets and strategic initiatives, and we expect this to continue in the future. Our access to capital markets can be impacted by factors outside our control, including economic conditions.

Buying and selling high-valued assets, such as single-family residential homes, is very cash intensive and has a significant impact on our liquidity and capital resources. We use non-recourse secured credit facilities, consisting of both senior secured credit facilities and mezzanine secured credit facilities, to finance a significant portion of our real estate inventory and related home renovations. Some of our secured credit facilities, however, are not fully committed, meaning the applicable lender may not be obligated to advance new loan funds if they choose not to do so. Our ability to obtain and maintain access to these or similar kinds of credit facilities is significant for us to operate the business.

Senior Secured Credit Facilities

The following summarizes certain details related to our senior secured credit facilities (in thousands, except interest rates):

As of June 30, 2022	Borrowing Capacity	Outstanding Amount	Weighted- Average Interest Rate	End of Revolving / Withdrawal Period	Final Maturity Date
Facility with financial institution 1	$600,000	$313,265	3.10%	June 2024	June 2024
Facility with financial institution 2	400,000	297,681	2.91%	September 2023	March 2024
Facility with financial institution 3	500,000	310,450	3.34%	December 2023	December 2024
Facility with a related party	85,000	30,728	6.00%	December 2022	December 2022
Senior secured credit facilities	$1,585,000	$952,124

As of June 30, 2022, we had four senior secured credit facilities that we use to fund the purchase of homes and build our inventory, three with separate financial institutions and one with a related party, which holds more than 5% of our Class A common stock. Borrowings on the senior secured credit facilities with financial institutions accrue interest at a benchmark reference rate, which may be based on LIBOR or SOFR, plus a margin that varies by facility. Borrowings on the senior secured credit facility with a related party accrue interest at a rate based on a LIBOR reference rate plus a margin of 4.0%, with a minimum interest rate of 6.0%. The senior secured credit facility with a related party provides increased flexibility regarding property eligibility and greater funding operation efficiencies.

Borrowings under our senior secured credit facilities are collateralized by the real estate inventory financed by the senior secured credit facility. The lenders have legal recourse only to the assets securing the debt and do not have general recourse against us with limited exceptions. We have, however, provided limited non-recourse carve-out guarantees under our senior and mezzanine secured credit facilities for certain of the SPEs’ obligations in situations involving “bad acts” by an Offerpad entity and certain other limited circumstances that are generally under our control. Each senior secured facility contains eligibility requirements that govern whether a property can be financed. When we resell a home, the proceeds are used to reduce the corresponding outstanding balance under both the related senior secured credit facility and the mezzanine secured credit facility.

Mezzanine Secured Credit Facilities

In addition to the senior secured credit facilities, we have utilized mezzanine secured credit facilities which are structurally and contractually subordinated to the related senior secured credit facilities. The following table summarizes certain details related to our mezzanine secured credit facilities (in thousands, except interest rates):

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 40

As of June 30, 2022	Borrowing Capacity	Outstanding Amount	Weighted- Average Interest Rate	End of Revolving / Withdrawal Period	Final Maturity Date
Facility 1 with a related party	$65,000	$51,518	11.00%	August 2022	August 2022
Facility with third-party lender 1	90,000	68,638	9.50%	September 2023	March 2024
Facility with third-party lender 2	112,500	69,832	9.50%	December 2023	December 2024
Facility 2 with a related party	14,000	5,210	11.00%	December 2022	December 2022
Mezzanine secured credit facilities	$281,500	$195,198

As of June 30, 2022, we had four mezzanine secured credit facilities, two with separate third-party lenders and two with a related party, which holds more than 5% of our Class A common stock. Borrowings on the mezzanine secured credit facilities with third-party lenders accrue interest at a fixed rate of 9.50%. Borrowings on the mezzanine secured credit facilities with a related party accrue interest at a fixed rate of 11.00%. The mezzanine secured credit facilities with a related party provide increased flexibility regarding property eligibility and greater funding operation efficiencies.

In July 2022, the Company amended its mezzanine secured credit facility 1 with a related party. The amended facility increased the borrowing capacity from $65.0 million to $97.5 million ($32.5 million of which is uncommitted) and extended the maturity date from August 2022 to June 2024.

Borrowings under our mezzanine secured credit facilities are collateralized by a second lien on the real estate inventory financed by the relevant senior secured credit facility. The lenders have legal recourse only to the assets securing the debt, and do not have general recourse against us with limited exceptions. When we resell a home, the proceeds are used to reduce the corresponding outstanding balance under both the related senior secured credit facility and the mezzanine secured credit facility.

Covenants for Senior Secured Credit Facilities and Mezzanine Secured Credit Facilities

The secured credit facilities include customary representations and warranties, covenants and events of default. Financed properties are subject to customary eligibility criteria and concentration limits. The terms of these facilities and related financing documents require us to comply with a number of customary financial and other covenants, such as maintaining certain levels of liquidity, tangible net worth or leverage (ratio of debt to tangible net worth). As of June 30, 2022, we were in compliance with all covenants.

Cash Flows

The following summarizes our cash flows for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
($ in thousands)	2022	2021
Net cash used in operating activities	$(112,479)	$(297,530)
Net cash used in investing activities	(725)	(3,910)
Net cash provided by financing activities	118,709	308,599
Net change in cash, cash equivalents and restricted cash	$5,505	$7,159

Operating Activities

Net cash used in operating activities was $112.5 million and $297.5 million for the six months ended June 30, 2022 and 2021, respectively. For the six months ended June 30, 2022, net cash used in operating activities primarily resulted from a $179.1 million increase in real estate inventory due to the execution of our growth plan and generally favorable housing market conditions across our markets. This use of cash was partially offset by cash inflows from net income of $52.5 million, which included a $22.2 million non-cash inventory valuation adjustment as a result of the softening consumer demand for residential real estate towards the end of the second quarter of 2022 and an $18.2 million non-cash gain as a result of the fair value adjustment of the warrant liabilities, and a net increase in non-inventory working capital balances.

For the six months ended June 30, 2021, net cash used in operating activities primarily resulted from a $311.8 million increase in real estate inventory due to the execution of our growth plan and favorable housing market conditions across our markets. This cash outflow related to increased inventory levels was partially offset by a $15.3 million increase in accrued liabilities principally attributable to increased marketing and legal and professional obligations accruals, as well as net income of $9.0 million.

Investing Activities

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 41

Net cash used in investing activities was $0.7 million and $3.9 million during the six months ended June 30, 2022 and 2021, respectively. Net cash used in investing activities during the six months ended June 30, 2022 represents purchases of property and equipment.

Net cash used in investing activities during the six months ended June 30, 2021 represents purchases of property and equipment of $5.9 million, which was partially offset by proceeds from sales of property and equipment of $2.0 million.

Financing Activities

Net cash provided by financing activities was $118.7 million and $308.6 million during the six months ended June 30, 2022 and 2021, respectively. Net cash provided financing activities during the six months ended June 30, 2022 primarily consisted of $2,132.2 million of borrowings from credit facilities and notes payable, which was partially offset by $2,018.0 million of repayments of credit facilities and notes payable. This net increase in credit facility funding of $114.2 million was directly related to financing the increase in inventory during the period.

Net cash provided by financing activities during the six months ended June 30, 2021 primarily consisted of $889.0 million of borrowings from credit facilities and notes payable, which was partially offset by $580.8 million of repayments of credit facilities and notes payable. This net increase in credit facility funding of $308.2 million was directly related to financing the increase in inventory during the period.

Contractual Obligations and Commitments

Information regarding our contractual obligations and commitments is provided in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

There have been no material changes in our contractual obligations and commitments since December 31, 2021 through June 30, 2022.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

There have been no material changes to the critical accounting policies and estimates included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Our significant accounting policies and methods used in the preparation of our condensed consolidated financial statements are described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Condensed Consolidated Financial Statements in Part I, Item 1, of this Quarterly Report on Form 10-Q and in the Notes to Consolidated Financial Statements in Part II, Item 8, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see Note 2, “Summary of Significant Accounting Policies” of the Notes to Condensed Consolidated Financial Statements in Part I, Item 1, of this Quarterly Report on Form 10-Q.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

There have been no material changes to our exposure to market risk since December 31, 2021. For a discussion of our exposure to market risk, refer to our market risk disclosures set forth in Part II, Item 7A, “Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 42

Item 4. Controls and Procedures.

Limitations on Effectiveness of Disclosure Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of the disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and our principal financial officer, evaluated, as of the end of the period covered by this Quarterly Report on Form 10-Q, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and our principal financial officer have concluded that, as of June 30, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as identified in connection with the evaluation required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that occurred during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 43

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may become involved in actions, claims, suits and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, results of operations and cash flows.

The outcome of litigation is inherently uncertain. If one or more legal matters were resolved against us in a reporting period for amounts above management’s expectations, our financial condition, results of operations or cash flows for that reporting period could be adversely impacted, perhaps materially.

Item 1A. Risk Factors.

The Company’s risk factors are described in Part I, Item 1A, “Risk Factors”, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. There have been no material changes to the Company’s risk factors since the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Sales of Unregistered Equity Securities

None.

Purchase of Equity Securities

We did not repurchase shares of our Class A common stock during the three months ended June 30, 2022.

Item 3. Defaults Upon Senior Securities.

Not applicable.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 44

Item 6. Exhibits.

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
3.1	Third Restated Certificate of Incorporation of Offerpad Solutions Inc.	8-K/A	001-39641	3.1	9/7/21
3.2	Bylaws of Offerpad Solutions Inc.	S-4	333-255079	3.4	8/9/21
10.1	Third Amended and Restated Master Loan and Security Agreement, dated as of June 7, 2022, by and among Citibank, N.A., OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC, OP SPE TPA1, LLC and Wells Fargo Bank, N.A.	8-K	001-39641	10.1	6/7/22
10.2	Amended and Restated Employment Agreement, dated June 6, 2022, by and between Michael Burnett and Offerpad Solutions Inc.	8-K	001-39641	10.2	6/7/22
10.3	Amended and Restated Employment Agreement, dated June 6, 2022, by and between Benjamin Aronovitch and Offerpad Solutions Inc.	8-K	001-39641	10.3	6/7/22
10.4	Amendment No. 1 to Second Amended and Restated Mezzanine Loan and Security Agreement, dated as of July 7, 2022, by and among OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC, OP SPE TPA1, LLC and LL Private Lending Fund II, L.P.	8-K	001-39641	10.1	7/8/22
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)					*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)					*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350					**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350					**
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

* Filed herewith.

** Furnished herewith.

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OFFERPAD SOLUTIONS INC.

Date: August 3, 2022	By:	/s/ Brian Bair
Brian Bair
Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

Date: August 3, 2022	By:	/s/ Michael Burnett
Michael Burnett
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Offerpad Solutions Inc. | Second Quarter 2022 Form 10-Q | 46